SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D. C. 20549

                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                            Dated November 27, 2002



                             MILLEA HOLDINGS, INC.
                (Translation of Registrant's name into English)
               Otemachi First Square, 1-5-1 Otemachi, Chiyoda-ku
                             Tokyo 100-0004, Japan
                    (Address of principal executive offices)



        Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
                        Form 20-F [X]     Form 40-F [ ]


          Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                               Yes [ ]     No [X]

                          Table of Documents Submitted

Item
----

1. Summary of non-consolidated business results of The Tokio Marine and Fire Insurance Company, Limited under Japanese GAAP for the six months ended September 30, 2002

2. Summary of non-consolidated business results of The Nichido Fire and Marine Insurance Company, Limited under Japanese GAAP for the six months ended September 30, 2002

                                  -----------


                           FORWARD-LOOKING STATEMENTS

     The information contained in this Form 6-K includes certain forward-looking statements that are based on our current expectations, assumptions, estimates and projections about our businesses and operations. These statements contain projections of results of operations or financial condition. These forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may materially differ from those contained in the forward-looking statements as a result of various factors. Important factors that might cause a material difference include, but are not limited to: general economic conditions in Japan or elsewhere; business conditions in the insurance industry in Japan or elsewhere; the regulatory environment, new legislation, competition with other insurance companies, changing technology and evolving insurance industry standards; changes in the composition of our subsidiaries' financial instruments that are subject to market risk, including without limitation as a result of ordinary financing and investment decisions or as a result of changes in strategy or regulation; changes in the volatility of particular instruments or groups of instruments, including without limitation as a result of economic developments in Japan or elsewhere, or changing political conditions, or the increasing liquidity of international securities markets; deviations of the actual behavior of particular markets from those that are indicated by statistical models used by our subsidiaries, which of necessity rely on a number of assumptions and approximations; and deviations of actual loss experience from the results that might be indicated by statistical analysis. For a discussion of these and other factors which may have a material impact upon our financial condition, results of operation and liquidity, see "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our annual report on Form 20-F for the fiscal year ended March 31, 2002.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  KABUSHIKI KAISHA MILLEA HOLDINGS
                                  (Millea Holdings, Inc.)


November 27, 2002                 By:  /s/ TETSUYA UNNO
                                     -----------------------------------
                                      General Manager of Corporate Legal
                                        and Risk Management Department

                                                                         Item 1


        SUMMARY OF BUSINESS RESULTS OF TOKIO MARINE UNDER JAPANESE GAAP
                  FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2002
        ---------------------------------------------------------------

                                                              November 22, 2002

Company Name: Millea Holdings, Inc. reporting the non-consolidated business results of its wholly owned subsidiary, The Tokio Marine and Fire Insurance Company, Limited (Tokio Marine)
Securities Code Number: 8766
Stock Exchange Listings: Tokyo and Osaka
Head Office: Tokyo, Japan
Representative: Kunio Ishihara, President, Millea Holdings, Inc. / Kunio Ishihara, President, Tokio Marine
Contact: Masayuki Ito, Corporate Planning Dept., Millea Holdings, Inc. Phone 03-6212-3341
          Hiroshi Endo, Corporate Accounting Dept., Tokio Marine Phone 03-3285-0169
Date of the Board of Directors' meeting to approve the non-consolidated financial statements for the six months: November 22, 2002
Interim dividends system: Established
New unit system: Established (1 unit = 1,000 shares)

1. Non-Consolidated Business Results for the Six Months ended September 30, 2002
                                     (from April 1, 2002 to September 30, 2002)

(1) Non-consolidated results of operations

                                                                     (Yen in millions except per share data and percentages)
----------------------------------------------------------------------------------------------------------------------------
                                                                      For the six months ended            For the year ended
                                                            --------------------------------------------
                                                              September 30, 2002     September 30, 2001      March 31, 2002
----------------------------------------------------------------------------------------------------------------------------
Net premiums written                                                 713,526               662,045              1,349,010
(change from corresponding period of the previous year)                  7.8%                  2.9%                   2.9%
----------------------------------------------------------------------------------------------------------------------------
Ordinary profit                                                      120,552                49,037                 70,228
(change from corresponding period of the previous year)                145.8%                (28.4)%                (18.7)%
----------------------------------------------------------------------------------------------------------------------------
Net income                                                            78,693                32,162                 39,181
(change from corresponding period of the previous year)                144.7%                  0.4%                  (9.2)%
----------------------------------------------------------------------------------------------------------------------------
Net income per common share - basic (yen)                              50.78%                20.75%                 25.29%

----------------------------------------------------------------------------------------------------------------------------
              The amount less than respective unit are rounded down and the rates less than respective unit are rounded off.

Notes: 1. Average number of shares outstanding:
          For the six months ended September 30, 2002     1,549,692,481
          For the six months ended September 30, 2001     1,549,692,481
          For the year ended March 31, 2002               1,549,566,274
       2. Change in accounting method:                              Yes

(2) Dividends payment

                                                                                                                       (Yen)
----------------------------------------------------------------------------------------------------------------------------
                                                                      For the six months ended            For the year ended
                                                            --------------------------------------------
                                                              September 30, 2002     September 30, 2001      March 31, 2002
----------------------------------------------------------------------------------------------------------------------------
Dividends paid per share for the six months                            25.70                     -                      -
----------------------------------------------------------------------------------------------------------------------------
Dividends paid per share for the year                                      -                     -                   8.50
----------------------------------------------------------------------------------------------------------------------------

(3) Non-consolidated financial conditions

                                                                     (Yen in millions except per share data and percentages)
----------------------------------------------------------------------------------------------------------------------------
                                                                      For the six months ended            For the year ended
                                                            --------------------------------------------
                                                              September 30, 2002     September 30, 2001      March 31, 2002
----------------------------------------------------------------------------------------------------------------------------
Total assets                                                       7,068,776             7,517,029              7,898,120
----------------------------------------------------------------------------------------------------------------------------
Stockholders' equity                                               1,617,066             1,677,893              1,803,976
----------------------------------------------------------------------------------------------------------------------------
Ratio of stockholders' equity to total assets                           22.9%                 22.3%                  22.8%
----------------------------------------------------------------------------------------------------------------------------
Stockholders' equity per share (yen)                                1,043.48              1,082.73               1,164.59
----------------------------------------------------------------------------------------------------------------------------

Notes: 1. Number of shares outstanding as of:
          September 30, 2002                          1,549,692,481
          September 30, 2001                          1,549,692,481
          March 31, 2002                              1,549,022,092
       2. Number of treasury stocks ourstanding as of:
          September 30, 2002                                   None
          March 31, 2002                                    670,389


2. Non-consolidated business forecast for the year ending March 31, 2003

                                                                                (Yen in millions)
-------------------------------------------------------------------------------------------------
     Net premiums written                  Ordinary profit                     Net income
-------------------------------------------------------------------------------------------------
           1,452,000                           140,000                           85,000
-------------------------------------------------------------------------------------------------

Summary of Non-Consolidated Business Results for the Six Months ended September 30, 2002

                                                                                               (Yen in millions, except percentages)
------------------------------------------------------------------------------------------------------------------------------------
                                          Period      Six months ended  Six months ended     Increase/                  Year ended
   Item                                                Sept. 30, 2002    Sept. 30, 2001      Decrease        Change   March 31, 2002
------------------------------------------------------------------------------------------------------------------------------------
Direct premiums including deposit premiums                  860,519           832,034          28,485          3.4%      1,686,941
Direct premiums                                             760,000           729,205          30,795          4.2       1,481,293
------------------------------------------------------------------------------------------------------------------------------------
Ordinary income and expenses:
      Underwriting income                                   842,352           796,707          45,645          5.7       1,674,888
         Net premiums written                               713,526           662,045          51,480          7.8       1,349,010
         Investment deposits funded                         100,518           102,828          (2,309)        (2.2)        205,647
      Underwriting expenses                                 715,675           667,273          48,402          7.3       1,413,866
         Net claims paid                                    340,855           352,853         (11,997)        (3.4)        721,435
         Loss adjustment expenses                            30,128            28,500           1,627          5.7          56,173
         Agency commissions and brokerage                   120,101           116,813           3,288          2.8         235,609
         Maturity refunds to policyholders                  157,238           155,502           1,735          1.1         384,225
      Investment income                                     154,355            73,640          80,715        109.6         139,535
         Interest and dividend income                        61,373            70,119          (8,745)       (12.5)        136,240
         Profit on sales of securities                      115,394            31,162          84,231        270.3          49,682
      Investment expenses                                    36,136            23,925          12,211         51.0          70,208
         Losses on sales of securities                        3,785               757           3,028        399.8           4,981
         Losses on valuation of securities                   24,520            21,171           3,348         15.8          41,152
      Underwriting and general administrative expenses      133,037           130,157           2,880          2.2         253,948
         Those related to underwriting                      119,102           118,516             585          0.5         230,753
      Other ordinary income and expenses                      8,693                46           8,647     18,757.7          (6,172)
            Ordinary profit                                 120,552            49,037          71,514        145.8          70,228
               Underwriting profit                            8,091             9,981          (1,890)       (18.9)         29,120
------------------------------------------------------------------------------------------------------------------------------------
Extraordinary income and losses:
      Extraordinary income                                    6,331             7,082            (750)       (10.6)          7,352
      Extraordinary losses                                    7,162            10,951          (3,789)       (34.6)         25,774
      Extraordinary income and losses                          (830)           (3,869)          3,038            -         (18,422)
------------------------------------------------------------------------------------------------------------------------------------
Income before income taxes                                  119,721            45,168          74,552        165.1          51,806
Income taxes - current                                       68,386            34,972          33,413         95.5          48,226
Income taxes - deferred                                     (27,358)          (21,966)         (5,392)           -         (35,601)
Net income                                                   78,693            32,162          46,531        144.7          39,181
------------------------------------------------------------------------------------------------------------------------------------
Unappropriated retained earnings at beginning of             73,409            13,899          59,510        428.2          13,899
Dividends paid for the six months                            39,827                 -          39,827            -               -
Provision for legal reserve for dividend payments             7,965                 -           7,965            -               -
Unappropriated retained earnings at end of                  104,311            46,061          58,249        126.5          53,080
------------------------------------------------------------------------------------------------------------------------------------
Ratios:
      Net loss ratio                                           52.0%             57.6%                                        57.6%
      Net expense ratio                                        33.5              35.5                                         34.6
------------------------------------------------------------------------------------------------------------------------------------

Note: Underwriting profit = Underwriting income - (Underwriting expenses + Operating expenses and general and administrative expenses related to underwriting) + Other income and expenses. Other income and expenses mainly consists of income tax expense arising from underwriting compulsory automobile insurance.

(Non-Consolidated basis)

Direct premiums written (not including deposit premiums)

                                                                                                                (Yen in millions, %)
------------------------------------------------------------------------------------------------------------------------------------
                                                                    For the six months ended
                                          ------------------------------------------------------------------------
                                                      September 30, 2002                  September 30, 2001            For the year
                                          ------------------------------------------------------------------------         ended
                                                  Amount             change            Amount             change       March 31,2002
------------------------------------------------------------------------------------------------------------------------------------
Fire and allied lines                             87,951              (0.3)            88,218               4.8            191,346
Hull and cargo                                    29,581               5.5             28,038              (0.5)            60,124
Personal accident                                 70,287               1.2             69,451              (1.9)           124,663
Voluntary automobile                             348,634              (0.2)           349,356               2.9            704,802
Compulsory automobile liability                  118,389              21.4             97,530               0.9            193,557
Other                                            105,156               8.8             96,610               5.6            206,799
                        ------------------------------------------------------------------------------------------------------------
                  Total                          760,000               4.2            729,205               2.6          1,481,293
                        ------------------------------------------------------------------------------------------------------------

Net premiums written                                                                                            (Yen in millions, %)
------------------------------------------------------------------------------------------------------------------------------------
                                                                    For the six months ended
                                          ------------------------------------------------------------------------
                                                      September 30, 2002                  September 30, 2001            For the year
                                          ------------------------------------------------------------------------         ended
                                                  Amount             change            Amount             change       March 31,2002
------------------------------------------------------------------------------------------------------------------------------------
Fire and allied lines                             78,892              11.5             70,776               1.9            161,129
Hull and cargo                                    27,238               8.6             25,075              (3.1)            53,883
Personal accident                                 68,006               0.9             67,368              (1.6)           120,497
Voluntary automobile                             344,217              (0.2)           344,910               2.9            695,695
Compulsory automobile liability                   89,425              56.2             57,238               2.9            114,903
Other                                            105,746               9.4             96,677               8.9            202,900
                        ------------------------------------------------------------------------------------------------------------
                  Total                          713,526               7.8            662,045               2.9          1,349,010
                        ------------------------------------------------------------------------------------------------------------

Net claims paid                                                                                                 (Yen in millions, %)
------------------------------------------------------------------------------------------------------------------------------------
                                                                    For the six months ended
                                          ------------------------------------------------------------------------
                                                      September 30, 2002                  September 30, 2001            For the year
                                          ------------------------------------------------------------------------         ended
                                                  Amount             change            Amount             change       March 31,2002
------------------------------------------------------------------------------------------------------------------------------------
Fire and allied lines                             28,432              (3.6)            29,498               6.2             57,977
Hull and cargo                                    12,960             (19.3)            16,051              13.5             31,215
Personal accident                                 26,145              (1.1)            26,425              (3.1)            52,670
Voluntary automobile                             185,455              (4.6)           194,419              (1.8)           396,212
Compulsory automobile liability                   37,296               7.5             34,687              (0.7)            69,886
Other                                             50,565              (2.3)            51,770               3.7            113,473
                        ------------------------------------------------------------------------------------------------------------
                  Total                          340,855              (3.4)           352,853               0.2            721,435
                        ------------------------------------------------------------------------------------------------------------

Loss ratio                                                                                                  (%)
---------------------------------------------------------------------------------------------------------------
                                              For the six months ended
                                         ----------------------------------                       For the year
                                          September 30,      September 30,         Change             ended
                                              2002               2001                            March 31, 2002
---------------------------------------------------------------------------------------------------------------
Fire and allied lines                         37.6               43.2               (5.7)              37.4
Hull and cargo                                51.0               67.5              (16.5)              61.2
Personal accident                             41.7               42.2               (0.5)              47.1
Voluntary automobile                          58.4               60.7               (2.3)              61.2
Compulsory automobile liability               50.0               72.8              (22.7)              72.5
Other                                         50.6               56.3               (5.7)              58.6
---------------------------------------------------------------------------------------------------------------
                  Total                       52.0               57.6               (5.6)              57.6
---------------------------------------------------------------------------------------------------------------

Loss ratio=(Net claims paid+Loss adjustment expenses)/Net premiums writtenx100

Non-Consolidated Interim Balance Sheets

                                                                                               (Yen in millions, except percentages)
------------------------------------------------------------------------------------------------------------------------------------
                                               As of September 30, 2002  As of September 30, 2001               As of March 31, 2002
                                               ------------------------  ------------------------  Increase/    --------------------
                                                   Amount      Ratio         Amount      Ratio     Decrease        Amount      Ratio
------------------------------------------------------------------------------------------------------------------------------------
                    Assets                                         %                         %                                    %
                    ------
Cash, deposits and savings                         452,110      6.40         56,100       0.75      396,009        388,945     4.92
Call loans                                         526,400      7.45        706,000       9.39     (179,600)       388,700     4.92
Monetary receivables bought                         75,000      1.06        130,762       1.74      (55,761)       163,215     2.07
Money trust                                         44,337      0.63         64,485       0.86      (20,147)        76,386     0.97
Securities                                       4,555,163     64.44      4,411,058      58.68      144,105      4,622,931    58.53
Loans                                              585,455      8.28        699,379       9.30     (113,923)       653,733     8.28
Property and equipment                             282,543      4.00        291,367       3.88       (8,824)       288,123     3.65
Other assets                                       564,071      7.98        516,496       6.87       47,575        556,940     7.05
Customers' liabilities under
 acceptances and guarantees                         25,543      0.36        685,875       9.12     (660,331)       806,659    10.21
Reserve for bad debts                              (41,850)    (0.59)       (44,495)     (0.59)       2,645        (47,516)   (0.60)
------------------------------------------------------------------------------------------------------------------------------------
                 Total assets                    7,068,776    100.00      7,517,029     100.00     (448,252)     7,898,120   100.00
------------------------------------------------------------------------------------------------------------------------------------
                  Liabilities
                  -----------
Underwriting funds                               4,327,122     61.21      4,316,053      57.42       11,069      4,262,562    53.97
   Outstanding claims                              527,849                  508,443                                511,879
   Underwriting reserves                         3,799,273                3,807,609                              3,750,682
Bonds issued                                       110,000      1.56        110,000       1.46            -        110,000     1.39
Other liabilities                                  763,688     10.80        422,597       5.62      341,091        545,146     6.90
Reserve for retirement benefits                    164,680      2.33        156,186       2.08        8,493        171,616     2.17
Reserve for employee's bonuses                      17,625      0.25         16,655       0.22          969         13,475     0.17
Reserve under the special law                       42,741      0.60         37,685       0.50        5,055         36,606     0.46
   Reserve for price fluctuation                    42,741                   37,685                                 36,606
Deferred tax liabilities                               308      0.00         94,082       1.25      (93,774)       148,078     1.87
Acceptances and guarantees                          25,543      0.36        685,875       9.12     (660,331)       806,659    10.21
------------------------------------------------------------------------------------------------------------------------------------
               Total liabilities                 5,451,710     77.12      5,839,136      77.68     (387,426)     6,094,144    77.16
------------------------------------------------------------------------------------------------------------------------------------
             Stockholders' equity
             --------------------
Common stock                                             -         -        101,994       1.36                     101,994     1.29
Capital reserve                                          -         -         38,782       0.52                      38,782     0.49
Surplus reserve                                          -         -         38,808       0.52                      38,808     0.49
Retained earnings                                        -         -        684,614       9.11                     691,633     8.76
   Voluntary reserve                                     -                  638,552                                638,552
   Interim unappropriated retained earnings              -                   46,061                                 53,080
Unrealized gains on
 investments, net of taxes                               -         -        813,692      10.82                     933,405    11.82
Treasury stock                                           -         -              -          -                        (648)   (0.01)
------------------------------------------------------------------------------------------------------------------------------------
          Total stockholders' equity                     -         -      1,677,893      22.32                   1,803,976    22.84
------------------------------------------------------------------------------------------------------------------------------------
             Stockholders' equity
             --------------------
Common stock                                       101,994      1.44              -          -                           -        -
Additional paid-in capital                          38,782      0.55              -          -                           -        -
   Capital reserve                                  38,782                        -                                      -
Retained earnings                                  756,022     10.70              -          -                           -        -
   Surplus reserve                                  49,431                        -                                      -
   Voluntary reserve                               602,279                        -                                      -
   Interim unappropriated retained earnings        104,311                        -                                      -
Unrealized gains on
 investments, net of taxes                         720,266     10.19              -          -                           -        -
------------------------------------------------------------------------------------------------------------------------------------
          Total stockholders' equity             1,617,066     22.88              -          -                           -        -
------------------------------------------------------------------------------------------------------------------------------------
Total liabilities and stockholders' equity       7,068,776    100.00      7,517,029     100.00     (448,252)     7,898,120   100.00
------------------------------------------------------------------------------------------------------------------------------------

Investment assets are 6,506,812 million yen as at Sept. 30, 2002, 6,344,179 million yen as at Sept. 30, 2001 and 6,568,275 million yen as at Mar. 31, 2002.

Notes to Non-consolidated Interim Balance Sheets

1. Valuation of securities

(i) Investments in subsidiaries and affiliates are stated at cost determined by the moving-average method.

(ii) Securities other than trading securities, held-to-maturity debt securities and investments in subsidiaries and affiliates (hereinafter referred to as "other securities") with market value are stated at quoted price as of the end of the six months. Unrealized gains on the securities are included in stockholders' equity, net of income taxes, and costs of securities sold are determined based on the moving-average method.

(iii) "Other securities" with no market value are stated at cost or amortized cost (straight-line method) determined by the moving-average method.

(iv) The valuation of the securities held in individually managed money trusts which invest in securities not for trading nor held-to-maturity are accounted for by the same method for "other securities".

2. Valuation of derivative financial instruments

Derivative financial instruments are accounted for by the mark-to-market method.

3. Hedge accounting

Unrealized net gains or losses on derivative transactions for which hedge accounting are applied are netted and included in other liabilities. The amounts of gross gains and losses on deferred hedge are 170,466 million yen and 64,589 million yen, respectively. To mitigate interest rate fluctuation risks associated with long-term insurance policies, Tokio Marine engages in asset liability management ("ALM") that controls the risks by evaluating and analyzing financial assets and insurance liabilities simultaneously. Interest rate swap transactions that are used to manage the risks had been accounted for by the deferral method and hedge effectiveness is evaluated based on the bulletin "Tentative Accounting and Auditing Treatments related to Adoption of Accounting for Financial Instruments in the Insurance Industry (Japanese Institute of Certified Public Accountants, March 31, 2000)" for the year ended March 31, 2002.

Since the bulletin became void at the end of the year ended March 31, 2002, Tokio Marine started to apply the new bulletin "Accounting and Auditing Treatments related to Adoption of Accounting for Financial Instruments in the Insurance Industry (Japanese Institute of Certified Public Accountants, September 3, 2002)."

The interest swap transactions are accounted for by the deferral method and hedge effectiveness is evaluated based on the new bulletin, which defines the treatment for the transition for which Tokio Marine applies. Derivative contracts accounted for by this treatment were interest rate swap transactions with fixed income of 1,779,600 million yen in contract amount, interest rate swap transactions with fixed payments of 1,217,100 million yen in contract amount, and unrealized gain amounted to 100,394 million yen.

Tokio Marine applies deferred hedge accounting and relevant way to judge hedge effectiveness to interest rate swap transactions used to control interest rate risk of bonds issued. Hedge effectiveness is evaluated by comparative analysis of change in market value of the hedging instruments and the related hedged items.

4. Depreciation of property and equipment

Depreciation of property and equipment is computed by the declining balance method. However, depreciation of the buildings (excluding leasehold improvements and auxiliary facilities attached to buildings) which were acquired on or after April 1, 1998 is calculated by the straight-line method.

When applying the declining balance method, depreciation expense is accounted for by allocating the estimated annual depreciation expense at the point of the six months end in proportion to the length of the term.

5. Reserve for bad debts

In order to provide for losses from bad debts, reserve for bad debts is accounted for pursuant to the rules of asset self-assessment and asset write off and allowance as follows:

For claims to a debtor who is in formal bankruptcy or any other bankruptcy related proceedings such as a stay order from a clearing house, and for receivables from an insolvent debtor who is not involved in such formal proceedings, the amount equal to the claims less the amount likely to be collected through collateral or applicable guarantee is reserved.

For claims to a debtor who is likely to be insolvent in the near future, the amount which is likely to be necessary considering the debtor's overall situation, within the amount equal to the claims less the amount likely to be collected through collateral or applicable guarantees, is reserved.

For claims other than those described above, the amount of claims multiplied by the default rate, which is computed based on loss experience in certain previous periods, is reserved.

For overseas claims made, a reserve for specified overseas claims (including a reserve for overseas investment losses under Article 55-2 of the Special Taxation Measures Law) is provided considering possible losses arising from political or economic turmoil in foreign countries.

All claims are assessed by the asset management departments in accordance with the rules of asset self-assessment and then audited by the asset auditing departments, which are independent from those asset management departments. Reserves for bad debts mentioned above is computed based on the results of this assessment.

6. Reserve for retirement benefits

The reserve for retirement benefits is recognized and stated at the amount accrued at the end of the current six months, based on projected benefit obligation and the estimated pension funds at the end of the current fiscal year.

Prior service costs are accounted for as expenses at the time of occurrence using the straight-line method over a certain length of years (15 years) within the average remaining work period employees.

Actuarial differences are accounted for as expenses in the next period using the straight-line method over a certain length of years (15 years) within the average remaining employment period of employees.

7. Reserve for employees' bonuses

In order to prepare for employee bonus payments, Tokio Marine accrues for reserve for employees' bonuses based on the estimated amount of payment.

8. Reserve for price fluctuation

Tokio Marine provides reserves under Article 115 of the Japanese Insurance Business Law in order to provide for possible losses arising from price fluctuation of stock etc.

9. Consumption tax

Consumption tax is accounted for by the tax-segregated method, except for loss adjustment expenses and underwriting and general administrative expenses.

The undeductible consumption tax in respect of assets is included in other assets (the suspense payments) and amortized evenly over five years. Tokio Marine recognized a half of annual amortization expenses in the six months ended September 30, 2002.

10. Lease transactions

Finance lease transactions other than those which are deemed to transfer the ownership of the leased property to lessees are accounted for by a method similar to that applicable to the ordinary operating lease transactions.

11. Credit derivatives

With regard to credit derivative transactions, until the year ended March 31, 2002, we were unable to measure relevant fair value (hereinafter "market value"), and therefore accounted for by the policy similar to the accounting treatment for debt guarantees. However, during the six months ended September 30, 2002, Tokio Marine developed an in-house evaluation model for these transactions, which enables us to recognize their market value on our interim balance sheets.

As a result, in comparison to previous accounting policy, both ordinary profit and income before income tax for the six months decreased by 5,797 million yen, and, both Customers' liabilities under acceptances and guarantees and Acceptances and guarantees decreased by 1,239,498 million yen.

12. Change in presentation

Due to the revisions of the Regulation concerning interim financial statements, the items included in the stockholders' equity for the six months ended September 30, 2002, are shown in accordance with revised regulation concerning interim financial statements.

13. Bad debts

Total amount of loans to borrowers in bankruptcy, past due loans, accruing loans contractually past due for 3 months or more, and restructured loans is 67,836 million yen. The breakdown is as follows:

(1) The amount of loans to borrowers in bankruptcy is 13,508 million yen. Loans are generally placed on nonaccrual status when substantial doubt exists as to the ultimate collectibility of either principal or interest, if they are past due for certain period, or for other reasons. Loans to borrowers in bankruptcy represent nonaccrual loans after the partial write-off for the position are deemed uncorrectable, which are defined in Article 96, Paragraph 1, Subparagraphs 3 and 4 of the Enforcement Ordinance for the Corporation Tax Law.

(2) The amount of past due loans is 46,118 million yen. Past due loans are nonaccrual status loans other than loans to borrowers in bankruptcy and loans for which interest payments are deferred in order to assist the financial recovery of borrowers in financial difficulties.

(3) The amount of loans contractually past due for 3 months or more is 416 million yen. Loans contractually past due for 3 months or more do not include loans classified as loans to borrowers in bankruptcy or past due loans.

(4) The amount of restructured loans is 7,794 million yen. Restructured loans are loans on which concessions (e.g. reduction of the stated interest rate, deferral of interest payment, extension of the maturity date, forgiveness of debt) are made to the borrowers in financial difficulties to assist them in their financial recovery, improving their ability to repay to the creditors. Restructured loans do not include loans classified as loans to borrowers in bankruptcy, past due loans or loans past due for 3 months or more.

14. Depreciation

Accumulated depreciation of property and equipment amounts to 247,618 million yen and accumulated advanced depreciation deduction adjustment of properties is 18,363 million yen.

For the current six months, the amount of accumulated advanced depreciation deduction adjustment of properties is 0 million yen, which mainly relates to property and equipment acquired as replacement for expropriated assets.

15. Net Assets per Share

Net assets per share amounted to 1,043.47 yen as at September 30, 2002.

16. Net income per share

Net income for the six months per share amounted to 50.78 yen.

The amount of net income per share was same if the previous calculation method, which was applied in the six months ended September 30, 2001 and the year ended March 31, 2002, had been applied.

Net income for the six months related to ordinary share was 78,693 million yen and average number of ordinary shares outstanding for the six months was 1,549,692,481.

Diluted per share information is not stated since Tokio Marine issued no dilutive shares.

17. Securities loaned

Securities include loaned stocks and loaned Japanese Government Bonds of 35,861 million yen and 170,252 million yen, respectively.

18. Collateral

Assets pledged as collateral comprised securities totaled 35,583 million yen. Liabilities related to pledged assets were reserves for outstanding claims of 894 million yen and loans payable of 8 million yen.

Securities pledged as replacement of collateral for futures transactions totaled 53,283 million yen, and securities for the Bank of Japan's instant gross settlement system for transactions of checking accounts and Japanese government bonds totaled 132,141 million yen.

19. Guarantee

Tokio Marine has provided guarantees for the loans amounted to 2,000 million yen from a financial institution to First Chicago Tokio Marine Financial products Ltd.

In addition, Tokio Marine has made a support agreement with First Chicago Tokio Marine Financial Products Ltd. under which Tokio Marine will provide it capital if its net assets fall below a certain amount or if its liquid assets are insufficient to settle its liabilities. The support agreement is not a guarantee of its payment of its debts. As at September 30, 2002, First Chicago Tokio Marine Financial Products Ltd.'s net assets is above a certain level and its insufficiency in liquid assets has not yet occurred. Its total debt at September 30, 2002, was 137,980 million yen.

20. Commitment

Loan commitments totaled 5,439 million yen and the balance of the loans in force and the commitments unused were 1,114 million yen and 4,325 million yen respectively at the end of the six months ended September 30, 2002.

21. Income tax expenses

Income taxes-current and Income taxes-deferred for the current six months are calculated assuming additions to or deductions from the surplus reserve for losses on overseas investments and the surplus reserve for contraction of fixed assets.

22. Amounts less than respective units are rounded down.

Non-Consolidated Interim Statements of Income

                                                                                                                   (Yen in millions)
------------------------------------------------------------------------------------------------------------------------------------
                                                              For the six months ended September 30,
                                                              --------------------------------------              For the year ended
                                                                     2002               2001                        March 31, 2002
                                                              --------------------------------------    Increase/ ------------------
                                                                    Amount             Amount           Decrease         Amount
------------------------------------------------------------------------------------------------------------------------------------
                      Ordinary income and expenses
                      ----------------------------
    Ordinary income                                               1,007,757            874,496           133,261        1,822,773
       Underwriting income                                          842,352            796,707            45,645        1,674,888
           Net premiums written                                     713,526            662,045            51,480        1,349,010
           Deposit premiums from policyholders                      100,518            102,828            (2,309)         205,647
           Investment income on deposit
            premiums from policyholders                              28,253             30,557            (2,303)          60,679
           Reversal of underwriting reserves                              -              1,205            (1,205)          58,133
       Investment income                                            154,355             73,640            80,715          139,535
           Interest and dividends received                           61,373             70,119            (8,745)         136,240
           Profit on sales of securities                            115,394             31,162            84,231           49,682
           Transfer of Investment income on deposit
            premiums from policyholders                             (28,253)           (30,557)            2,303          (60,679)
       Other ordinary income                                         11,048              4,148             6,900            8,349
    Ordinary expenses                                               887,205            825,458            61,747        1,752,544
       Underwriting expenses                                        715,675            667,273            48,402        1,413,866
           Net claims paid                                          340,855            352,853           (11,997)         721,435
           Loss adjustment expenses                                  30,128             28,500             1,627           56,173
           Agency commissions and brokerage                         120,101            116,813             3,288          235,609
           Maturity refunds to policyholders                        157,238            155,502             1,735          384,225
           Dividends to policyholders                                    33                165              (131)             265
           Provision for outstanding claims                          15,969             12,306             3,662           15,743
           Provision for underwriting reserves                       48,591                  -            48,591                -
       Investment expenses                                           36,136             23,925            12,211           70,208
           Loss on sales of securities                                3,785                757             3,028            4,981
           Loss on revaluation of securities                         24,520             21,171             3,348           41,152
       Underwriting and general administrative expenses             133,037            130,157             2,880          253,948
       Other ordinary expenses                                        2,355              4,102            (1,747)          14,522
                              Ordinary profit                       120,552             49,037            71,514           70,228
------------------------------------------------------------------------------------------------------------------------------------
                     Extraordinary gains and losses
                     ------------------------------
    Extraordinary gains                                               6,331              7,082              (750)           7,352
    Extraordinary losses                                              7,162             10,951            (3,789)          25,774
         Provision for reserve under the special law                  6,134              6,198               (63)           5,119
                Provision for reserves for
                 price fluctuation                                    6,134              6,198               (63)           5,119
         Devaluation losses on investments in affiliates                  -              1,581            (1,581)           2,749
------------------------------------------------------------------------------------------------------------------------------------
Income before income taxes                                          119,721             45,168            74,552           51,806
Income taxes - current                                               68,386             34,972            33,413           48,226
Income taxes - deferred                                             (27,358)           (21,966)           (5,392)         (35,601)
------------------------------------------------------------------------------------------------------------------------------------
Net income                                                           78,693             32,162            46,531           39,181
------------------------------------------------------------------------------------------------------------------------------------
Unappropriated retained earnings at beginning of                     73,409             13,899            59,510           13,899
Dividends paid for the six months                                    39,827                  -            39,827                -
Provision for legal reserve for dividend payments                     7,965                  -             7,965                -
Unappropriated retained earnings at end of                          104,311             46,061            58,249           53,080
------------------------------------------------------------------------------------------------------------------------------------

Notes to Non-consolidated Interim Income Statements

                                                                                       (Yen in millions)
1.(1) Breakdown of Net premiums written is as follows;
        Direct and assumed premiums written                                                  870,785
        Ceded premiums written                                                               157,259
        --------------------------------------------------------------------------------------------
        Net                                                                                  713,526
  (2) Breakdown of Net claims paid is as follows;
        Claims paid for direct and assumed insurance                                         438,871
        Claims paid for ceded insurance                                                       98,015
        --------------------------------------------------------------------------------------------
        Net                                                                                  340,855
  (3) Breakdown of Agency commissions and brokerage is as follows;
        Agency commissions and brokerages for direct and assumed insurance                   128,934
        Agency commissions and brokerages for ceded insurance                                  8,832
        --------------------------------------------------------------------------------------------
        Net                                                                                  120,101
  (4) Breakdown of Interest and dividend income is as follows;
        Interest on deposits and savings                                                          76
        Interest on call loans                                                                    14
        Interest on monetary receivables bought                                                  872
        Interest and dividend on securities                                                   34,923
        Interest on loans                                                                      7,149
        Rent fee on investment  properties                                                     6,472
        Others                                                                                11,863
        --------------------------------------------------------------------------------------------
        Total                                                                                 61,373

2. Realized gains and devaluation gains/losses included in the item "Gains on Trading Securities" which is included in the "Investment Income" were 30 million yen and none, respectively.

3. Valuation gains/losses included in the items " Gains on investment in money trust" which is included in the "Investment income" and "Losses on investment money trust" which is included in the "Investment expenses" amounted to 2,788 million yen of losses.

4. Devaluation losses included in the item "Losses on Derivative Transaction" were 21,793 million yen.

5.  Amounts less than respective units are rounded down.

Securities
----------

1.   Bonds held to maturity with market value

     None

2.   Investments in subsidiaries and affiliates with market value

     None

3.   "Other securities" with market value

                                                                                                                   (Yen in millions)
------------------------------------------------------------------------------------------------------------------------------------
                            As of September 30, 2002             As of September 30, 2001                As of March 31, 2002
                     ---------------------------------------------------------------------------------------------------------------
                     Acquisition    Carrying                Acquisition  Carrying                Acquisition   Carrying
                         cost         value    Difference       cost       value    Difference       cost        value    Difference
------------------------------------------------------------------------------------------------------------------------------------
  Bonds               1,852,245    1,926,356      74,110     1,419,840   1,477,465      57,625     1,440,491   1,483,985      43,494
  Stocks                795,717    1,825,216   1,029,499       907,074   2,089,212   1,182,138       893,387   2,259,110   1,365,722
  Foreign securities    275,685      298,847      23,162       382,383     413,747      31,364       335,363     382,101      46,738
  Other                 133,808      134,347         538       123,034     123,991         956       159,274     161,057       1,783
------------------------------------------------------------------------------------------------------------------------------------
Total                 3,057,456    4,184,767   1,127,311     2,832,332   4,104,417   1,272,085     2,828,516   4,286,255   1,457,738
------------------------------------------------------------------------------------------------------------------------------------

Notes: 1.   "Other" include foreign mortgage securities which are presented as monetary receivables bought. The "Acquisition cost" , "Carrying value" and "Difference" of the foreign mortgage securities as of September 30, 2002 are 39,394 million yen, 40,832million yen and 1,438million yen, respectively.

       2. "Other" include foreign mortgage securities which are presented as monetary receivables bought. The "Acquisition cost" , "Carrying value" and "Difference" of the foreign mortgage securities as of September 30, 2001 are 65,222 million yen, 66,561million yen and 1,339million yen, respectively.

       3. "Other" include foreign mortgage securities which are presented as monetary receivables bought. The "Acquisition cost" , "Carrying value" and "Difference" of the foreign mortgage securities as of March 31, 2002 are 61,016 million yen, 63,606million yen and 2,589million yen, respectively.

       4. Impairment losses amounting to 22,478million yen were recognized for " Other securities" with market value for the six months ended September 30, 2002. Impairment losses amounting to 17,977million yen were recognized for " Other securities" with market value for the six months ended September 30, 2001. Impairment losses amounting to 37,934million yen were recognized for " Other securities" with market value for the year ended March 31, 2002. Impairment loss is accounted for principally if market value of each security was lower than 70% of its book value at the end of the period.


4.   Carrying values of securities with no market value

     (1)  Securities held to maturity

          None

     (2)  Investments in subsidiaries and affiliates

                                                                                                    (Yen in millions)
          -----------------------------------------------------------------------------------------------------------
                                     As of September 30, 2002      As of September 30, 2001      As of March 31, 2002
          -----------------------------------------------------------------------------------------------------------
          Stocks                                32,967                       33,940                      33,472
          Foreign securities                   134,378                      112,215                     113,696
          -----------------------------------------------------------------------------------------------------------

     (3)  Other securities

                                                                                                    (Yen in millions)
          -----------------------------------------------------------------------------------------------------------
                                     As of September 30, 2002      As of September 30, 2001      As of March 31, 2002
          -----------------------------------------------------------------------------------------------------------
          Bonds                                      -                            -                           0
          Stocks                               165,612                      163,591                     165,186
          Foreign securities                    38,541                       27,000                      47,273
          Other                                346,912                       82,456                     236,424
          -----------------------------------------------------------------------------------------------------------

Notes: 1.   "Other" include foreign mortgage securities which are presented as monetary receivables bought and negotiable deposit which are presented as cash, deposits and savings. The acquisition cost of the foreign mortgage securities and the negotiable deposits as of September 30, 2002 are 7,184 million yen and 300,000 million yen, respectively.

       2. "Other" include commercial paper which are presented as monetary receivables bought. The acquisition cost of the commercial paper as of September 30, 2001 are 46,001 million yen.

       3. "Other" include commercial paper which are presented as monetary receivables bought and negotiable deposit which are presented as cash, deposits and savings. The acquisition cost of the commercial paper and the negotiable deposits as of March 31, 2002 are 65,769 million yen and 130,000 million yen, respectively.

Money trust
-----------

1.   Money trusts for trading purposes

     None

2.   Money trusts held to maturity

     None

3.   Money trusts other than that held to maturity or for trading purposes

                                                                                                                   (Yen in millions)
------------------------------------------------------------------------------------------------------------------------------------
           Period           As of September 30, 2002             As of September 30, 2001                As of March 31, 2002
                     ---------------------------------------------------------------------------------------------------------------
                     Acquisition    Carrying                Acquisition  Carrying                Acquisition   Carrying
Item                     cost         value    Difference       cost       value    Difference       cost        value    Difference
------------------------------------------------------------------------------------------------------------------------------------
  Money trusts           45,414       44,237      (1,176)       64,124      64,485         360        76,069      76,386         316
------------------------------------------------------------------------------------------------------------------------------------

Notes: 1.   Other than above, money trusts amounted to 100 million yen, as at
            September 30, 2002, which was carried at their original cost.

       2. Impairment losses amounting to 2,822 million yen were recognized for " Money trusts other than held to maturity or for trading purposes" with market value for the six months ended September 30, 2002.

            Impairment losses amounting to 556 million yen were recognized for " Money trusts other than held to maturity or for trading purposes" with market value for the year ended March 31, 2002.

            Impairment loss is accounted for principally if market value of each security was lower than 70% of its book value at the end of the period.

Contract amount, fair value and unrealized gains and losses of derivative
-------------------------------------------------------------------------
financial instruments
---------------------

(1)  Foreign currency-related instruments

                                                                                                                   (Yen in millions)
------------------------------------------------------------------------------------------------------------------------------------
                                 As of September 30, 2002            As of September 30, 2001             As of March 31, 2002
                             -------------------------------------------------------------------------------------------------------
                             Contract     Fair     Unrealized    Contract     Fair     Unrealized   Contract     Fair    Unrealized
                              amount      value    gain/(loss)    amount      value    gain/(loss)   amount      value   gain/(loss)
------------------------------------------------------------------------------------------------------------------------------------
Over-the-counter transactions:
  Foreign exchange forwards
     Short
        USD                   146,208    (2,092)     (2,092)      66,209      (769)       (769)     135,147     (3,583)    (3,583)
        GBP                    17,878      (614)       (614)      68,826    (4,861)     (4,861)      68,337    (11,641)   (11,641)
        EUR                     9,437      (222)       (222)       2,124       (23)        (23)       8,420        (86)       (86)
        HKD                     8,666        24          24        8,347       (76)        (76)       9,027       (317)      (317)

     Long
        USD                    34,755       600         600        3,395        63          63       55,451        478        478
        EUR                    14,487       302         302          951         3           3        5,375         59         59
        HKD                         -         -           -          200        (1)         (1)           -          -          -

  Currency swaps
     Pay Foreign/ Rec. Yen
        USD                    46,863    (1,620)     (1,620)      55,742    (6,583)     (6,583)      50,199     (9,006)    (9,006)
        EUR                         -         -           -       12,909        93          93       11,564       (829)      (829)
        CAD                         -         -           -        3,345       482         482            -          -          -
        NZD                         -         -           -        1,000       295         295        1,000        169        169

  Currency options
     Short
        Call
               USD              8,320                              7,360                                  -
                                   13         6           6           55        22          32            -          -          -
               EUR             16,708                                  -                                  -
                                   53        49           3            -         -           -            -          -          -
               GBP              6,491                                  -                                  -
                                   25        13          11            -         -           -            -          -          -
        Put
               USD              1,770                             10,636                                  -
                                   10         0          10          131       132          (1)           -          -          -
               EUR                567                                  -                                  -
                                    4         0           4            -         -           -            -          -          -
     Long
        Call
               USD              4,972                             16,722                                  -
                                   20        17          (2)         122        35         (87)           -          -          -
               EUR             13,327                                  -                                  -
                                   85       105          20            -         -           -            -          -          -
               GBP              4,836                              3,570                                  -
                                   31        28          (2)          16        12          (4)           -          -          -
        Put
               USD              1,187                             10,705                                  -
                                    9         0          (9)         124       175          50            -          -          -
----------------------------------------------------------------------------------------------------------------------------------
               Total          336,476    (3,400)     (3,580)     272,047   (10,999)    (11,388)     344,523    (24,756)   (24,756)
----------------------------------------------------------------------------------------------------------------------------------

Notes: 1.   The fair value of the foreign exchange forwards agreements and foreign currency swap agreements at end of period is based on the futures' market price. The fair value of foreign currency options contracts at end of period is based on the option pricing model.

       2. Those instruments to which hedge accounting are applied are not included in the table.

       3. For foreign currency options, option premiums are shown beneath the contract amount of the option.

(2)  Interest rate-related instruments

                                                                                                                  (Yen in millions)
-----------------------------------------------------------------------------------------------------------------------------------
                                    As of September 30, 2002          As of September 30, 2001            As of March 31, 2002
                               ----------------------------------------------------------------------------------------------------
                                            Market/                           Market/                           Market/
                                 Contract    Fair     Unrealized   Contract    Fair     Unrealized    Contract   Fair    Unrealized
                                  amount     value    gain/(loss)   amount     value    gain/(loss)    amount    value   gain/(loss)
-----------------------------------------------------------------------------------------------------------------------------------
Market transactions:
  Interest rate future options
     Short
        Call                      70,235                                  -                                  -
                                      20         35        (15)           -          -          -            -        -          -
        Put                       59,154                                  -                                  -
                                       6          0          5            -          -          -            -        -          -
     Long
        Call                      70,235                                  -                                  -
                                      22         39         16            -          -          -            -        -          -
        Put                       59,461                                  -                                  -
                                      20          0        (19)           -          -          -            -        -          -
-----------------------------------------------------------------------------------------------------------------------------------
Over-the-counter transactions:
  Interest rate swap
     Pay.float/Rec.fix         1,834,445    164,186    164,186    1,905,480    150,386    150,386    1,862,060  147,357    147,357
     Pay.fix/Rec.float         1,221,945    (60,500)   (60,500)   1,237,880    (50,268)   (50,268)   1,310,060  (49,126)   (49,126)
-----------------------------------------------------------------------------------------------------------------------------------
 Total                         3,315,477    103,761    103,673    3,143,360    100,117    100,117    3,172,120   98,231     98,231
-----------------------------------------------------------------------------------------------------------------------------------

Notes: 1.   The fair value of the interest rate future option transactions at the end of period is calculated by discounting future cash flows to the present value based on the interest rate of the date.

       2. The fair value of the interest rate swap transactions at the end of period is calculated by discounting future cash flows to the present value based on the interest rate of the date.

      3. Interest rate swap transactions to which deferred hedge accounting is applied based on "Tentative Accounting and Auditing Treatment related to Adoption of Accounting for Financial Instruments in the Insurance Industry" amounted to 2,996,700 million yen in contract amount and 98,203 million yen both in fair value and unrealized gain at September 30, 2002. Interest rate swap transactions to which deferred hedge accounting is applied based on "Statement Concerning the Establishment of an Accounting Standard Related to Financial Products " amounted to 50,000 million yen in contract amount and 5,482 million yen both in fair value and unrealized gain at September 30, 2002.

      4. Interest rate swap transactions to which deferred hedge accounting is applied based on "Tentative Accounting and Auditing Treatment related to Adoption of Accounting for Financial Instruments in the Insurance Industry" amounted to 3,073,500 million yen in contract amount and 95,866 million yen both in fair value and unrealized gain at September 30, 2001. Interest rate swap transactions to which deferred hedge accounting is applied based on "Statement Concerning the Establishment of an Accounting Standard Related to Financial Products " amounted to 50,000 million yen in contract amount and 4,409 million yen both in fair value and unrealized gain at September 30, 2001.

      5. Interest rate swap transactions to which deferred hedge accounting is applied based on "Tentative Accounting and Auditing Treatment related to Adoption of Accounting for Financial Instruments in the Insurance Industry" amounted to 3,106,200 million yen in contract amount and 93,909 million yen both in fair value and unrealized gain at March 31, 2002. Interest rate swap transactions to which deferred hedge accounting is applied based on "Statement Concerning the Establishment of an Accounting Standard Related to Financial Products " amounted to 50,000 million yen in contract amount and 4,454 million yen both in fair value and unrealized gain at March 31, 2002.

(3)  Equity-related instruments

                                                                                                                  (Yen in millions)
-----------------------------------------------------------------------------------------------------------------------------------
                                    As of September 30, 2002          As of September 30, 2001            As of March 31, 2002
                               ----------------------------------------------------------------------------------------------------
                                            Market/                           Market/                           Market/
                                 Contract    Fair     Unrealized   Contract    Fair     Unrealized    Contract   Fair    Unrealized
                                  amount     value    gain/(loss)   amount     value    gain/(loss)    amount    value   gain/(loss)
-----------------------------------------------------------------------------------------------------------------------------------
Market transactions:
  Equity index futures
     Short                        14,386        278        278        5,143       (330)      (330)      12,379      (15)       (15)
     Long                            704        (39)       (39)       5,015         19         19        6,324      (84)       (84)

  Equity index options
     Short
        Call                       4,338                              1,200                             10,162
                                      31         19         12            9          0          9           77        8         69
        Put                        1,132                              4,605                                500
                                      14          6          7          106         80         26            2        1          0
     Long
        Call                       7,148                              1,210                              7,842
                                      75         60        (14)          35          3        (32)         102       18        (84)
        Put                          246                                  -                                525
                                       7          5         (2)           -          -          -            3        3          0
-----------------------------------------------------------------------------------------------------------------------------------
Over-the-counter transactions:
  Equity options
     Short
        Call                           -                              2,300                                  -
                                       -          -          -           62         53          8            -        -          -
     Long
        Call                         171                                171                                171
                                      34         27         (6)          34         32         (1)          34       29         (4)
        Put                            -                              2,300                                  -
                                       -          -          -           62         71          8            -        -          -
-----------------------------------------------------------------------------------------------------------------------------------
           Total                  28,128        358        234       21,945        (70)      (291)      37,905      (39)      (119)
-----------------------------------------------------------------------------------------------------------------------------------

Notes: 1.   The market value of the equity index futures and equity index options as of the end of period is based on the quoted final price of the primary stock exchanges.

       2. The fair value of option contracts on individual equities is quoted from counter monetary facilities.

       3. For option contracts, the option premiums are shown below the respective contractual amount as of the commencement date.

(4)  Bond-related instruments

                                                                                                                  (Yen in millions)
-----------------------------------------------------------------------------------------------------------------------------------
                                    As of September 30, 2002          As of September 30, 2001            As of March 31, 2002
                               ----------------------------------------------------------------------------------------------------
                                            Market/                           Market/                           Market/
                                 Contract    Fair     Unrealized   Contract    Fair     Unrealized    Contract   Fair    Unrealized
                                  amount     value    gain/(loss)   amount     value    gain/(loss)    amount    value   gain/(loss)
-----------------------------------------------------------------------------------------------------------------------------------
Market transactions:
  Bond futures
     Short                        26,890        (21)       (21)      10,378       (104)      (104)      35,517     (158)      (158)
     Long                         15,224        112        112            -          -          -        6,673     (134)      (134)

  Bond future options
     Short
        Call                      14,672                                  -                                  -
                                     114        118         (3)           -          -          -            -        -          -
        Put                        2,721                                  -                                  -
                                      25         13         12            -          -          -            -        -          -
     Long
        Put                            -                             11,940                                  -
                                       -          -          -           22         20         (1)           -        -          -
-----------------------------------------------------------------------------------------------------------------------------------
           Total                  59,508        221         99       22,318        (84)      (106)      42,191     (292)      (292)
-----------------------------------------------------------------------------------------------------------------------------------

Notes: 1.   The market value of the bond futures and the bond options as of the end of period is based on the quoted final price at the primary stock exchanges.

       2. For option contracts, the option premiums are shown below the respective contractual amount as of the commencement date.

(5)  Weather-related instruments

                                                                                                                  (Yen in millions)
-----------------------------------------------------------------------------------------------------------------------------------
                                    As of September 30, 2002          As of September 30, 2001            As of March 31, 2002
                               ----------------------------------------------------------------------------------------------------
                                 Contract    Fair     Unrealized   Contract    Fair     Unrealized    Contract   Fair    Unrealized
                                  amount     value    gain/(loss)   amount     value    gain/(loss)    amount    value   gain/(loss)
-----------------------------------------------------------------------------------------------------------------------------------
Over-the-counter transactions:
  Weather derivatives
     Short                           141                                266                                250
                                      22         10         12           31         24          6           33       28          5
-----------------------------------------------------------------------------------------------------------------------------------
 Total                               141         10         12          266         24          6          250       28          5
-----------------------------------------------------------------------------------------------------------------------------------

Notes: 1.     The contract amount of option premiums is the amount as of the commencement date.

       2. The option premiums are shown below the respective contractual amount as of the commencement date.

(6)  Credit-related instruments

                                                                                                                  (Yen in millions)
-----------------------------------------------------------------------------------------------------------------------------------
                                    As of September 30, 2002          As of September 30, 2001            As of March 31, 2002
                               ----------------------------------------------------------------------------------------------------
                                 Contract    Fair     Unrealized   Contract    Fair     Unrealized    Contract   Fair    Unrealized
                                  amount     value    gain/(loss)   amount     value    gain/(loss)    amount    value   gain/(loss)
-----------------------------------------------------------------------------------------------------------------------------------
Over-the-counter transactions:
  Credit derivatives
     Short                     1,261,270    (26,221)   (26,221)           -          -          -            -        -          -
     Long                        376,890      7,686      7,686            -          -          -            -        -          -

-----------------------------------------------------------------------------------------------------------------------------------
 Total                         1,638,160    (18,534)   (18,534)           -          -          -            -        -          -
-----------------------------------------------------------------------------------------------------------------------------------

Notes: The fair value of the credit derivative transactions at the end of period is calculated mainly using internal evaluation model.


(7)  Commodity-related instruments

     None

Lease transactions
------------------

1. Finance leases other than which are deemed to transfer the ownership of the leased assets to lessees

     (1) Amounts equivalent to acquisition cost, accumulated depreciation and year end balance are as follows:

                                                                                                                  (Yen in millions)
          --------------------------------------------------------------------------------------------------------------------------
                                              For the six months ended                                 For the year ended
                      --------------------------------------------------------------------------------------------------------------
                                September 30, 2002                  September 30, 2001                    March 31, 2002
                      --------------------------------------------------------------------------------------------------------------
                      Acquisition   Accumulated   Balance   Acquisition  Accumulated   Balance   Acquisition  Accumulated    Balance
                         Cost      depreciation   at end        Cost     depreciation   at end       Cost     depreciation   at end
          --------------------------------------------------------------------------------------------------------------------------
          Movables       19,423        11,887      7,536       20,312       10,657       9,655      19,086       10,595       8,491
          --------------------------------------------------------------------------------------------------------------------------

          Acquisition cost includes interest payable thereon because the balance of future lease payment at end represent insignificant proportion of total property and equipment asset at the end of respective period.

     (2)  Balance of future lease payment at end

                                                                                                                  (Yen in millions)
                                       As at September 30, 2002        As at September 30, 2001          As at March 31, 2002
                                       ------------------------        ------------------------          --------------------
          Due within one year                        4,058                           4,503                           4,385
          Due over one year                          3,477                           5,151                           4,105
                                             --------------                  --------------                  --------------
          Total                                      7,536                           9,655                           8,491
                                             ==============                  ==============                  ==============

          Future lease payments include interest payable thereon because the balance of future lease payment at end represent insignificant proportion of total property and equipment asset at the end of respective period.

     (3)  Lease payments and depreciation equivalent

                                                                                                                  (Yen in millions)
                                       For the six months ended        For the six months ended           For the year ended
                                          September 30, 2002              September 30, 2001                March 31, 2002
                                          ------------------              ------------------                --------------
          Lease payments paid                        2,615                           3,204                           5,653
          Depreciation equivalent                    2,615                           3,204                           5,653

     (4) Depreciation equivalent is computed using the straight line method with no residual value.

2.   Operating Leases

     Future lease payments

                                                                                                                  (Yen in millions)
                                       As at September 30, 2002        As at September 30, 2001          As at March 31, 2002
                                       ------------------------        ------------------------          --------------------
          Due within one year                            2                               2                               5
          Due over one year                              1                               0                               3
                                             --------------                  --------------                  --------------
          Total                                          4                               3                               8
                                             ==============                  ==============                  ==============

Information on bad debts

                                                                                                (Yen in millions except percentages)
------------------------------------------------------------------------------------------------------------------------------------
                                                                     September 30, 2002     September 30, 2001    March 31, 2002
------------------------------------------------------------------------------------------------------------------------------------
Loans to borrowers in bankruptcy           (A)                              13,508                   5,461               14,106
------------------------------------------------------------------------------------------------------------------------------------
Past due loans                             (B)                              46,118                  25,479               24,347
------------------------------------------------------------------------------------------------------------------------------------
Accruing loans contractually past                                              416                      82                   16
due for 3 months or more                   (C)
------------------------------------------------------------------------------------------------------------------------------------
Restructured loans                         (D)                               7,794                  19,936               88,819
------------------------------------------------------------------------------------------------------------------------------------
Total bad debts                            (E)=(A)+(B)+(C)+(D)              67,836                  50,960               47,290
------------------------------------------------------------------------------------------------------------------------------------
Total Loans                                (F)                             585,455                 699,379              653,733
------------------------------------------------------------------------------------------------------------------------------------
Bad debts to total loan ratio              (G)=(E)/(F)x100                   11.6%                    7.3%                 7.2%
------------------------------------------------------------------------------------------------------------------------------------
Amount of collateral or applicable                                          61,760                  35,872               41,666
guarantees and reserve for bad debts       (H)
------------------------------------------------------------------------------------------------------------------------------------
Coverage Ratio                             (I)=(H)/(E)x100                   91.0%                   70.4%                88.1%
------------------------------------------------------------------------------------------------------------------------------------

Notes: 1.   Definition of each loan is as follows.

       (1)  Loans to borrowers in bankruptcy

            Loans are generally placed on nonaccrual status when substantial doubt exists as to the ultimate collectibility of either principal or interest, if they are past due for certain period, or for other reasons. Loans to borrowers in bankruptcy represent nonaccrual loans after the partial write-off for the position are deemed uncollectible, which are defined in Article 96, Paragraph 1, Subparagraphs 3 and 4 of the Enforcement Ordinance for the Corporation Tax Law.

       (2)  Past due loans

            Past due loans are nonaccrual status loans other than loans to borrowers in bankruptcy and loans for which interest payments are deferred in order to assist the financial recovery of borrowers in financial difficulties.

       (3)  Accrueing loans contractually past due for 3 months or more

            Loans contractually past due for 3 months or more do not include loans classified as loans to borrowers in bankruptcy or past due loans.

       (4)  Restructured loans

            Restructured loans are loans on which concessions (e.g. reduction of the stated interest rate, deferral of interest payment, extension of the maturity date, forgiveness of debt) are made to the borrowers in financial difficulties to assist them in their financial recovery, improving their ability to repay to the creditors. Restructured loans do not include loans classified as loans to borrowers in bankruptcy, past due loans or loans past due for 3 months or more.

       2. "Amount of collateral or applicable guarantees and reserve for bad debts" equals to sum of the expected recovery by relevant guarantee and the specific valuation allowances.

Solvency margin ratio
---------------------

                                                                                                                (Yen in millions, %)
------------------------------------------------------------------------------------------------------------------------------------
                                                                              Six months ended
                                                                --------------------------------------------      For the year ended
                                                                  September 30, 2002     September 30, 2001         March 31,2002
------------------------------------------------------------------------------------------------------------------------------------
(A) Solvency Margin                                                    3,177,183              3,224,948               3,393,682
------------------------------------------------------------------------------------------------------------------------------------
    Total Equities (excluding the amount to be paid-out,
    deferred assets and unrealized gains on securities)                  896,739                864,140                 857,284
    --------------------------------------------------------------------------------------------------------------------------------
    Reserve for Price Fluctuation                                         42,741                 37,685                  36,606
    --------------------------------------------------------------------------------------------------------------------------------
    Reserves for Catastrophic Risk                                       689,375                636,223                 649,885
    --------------------------------------------------------------------------------------------------------------------------------
    General Allowance for Bad Debts                                        8,071                 18,532                  17,788
    --------------------------------------------------------------------------------------------------------------------------------
    Unrealized Gains on Investments before Tax                         1,014,460              1,146,045               1,314,655
    --------------------------------------------------------------------------------------------------------------------------------
    Unrealized Gains on Land                                             126,644                135,585                 135,734
    --------------------------------------------------------------------------------------------------------------------------------
    Subordinated Debt                                                          -                      -                       -
    --------------------------------------------------------------------------------------------------------------------------------
    Deduction                                                                  -                      -                       -
    --------------------------------------------------------------------------------------------------------------------------------
    Others                                                               399,151                386,735                 381,727
------------------------------------------------------------------------------------------------------------------------------------
(B) Risks                                                                561,122                520,067                 509,349
    Square Root of {R1xR1+(R2+R3)x(R2+R3)} and R4+R5
------------------------------------------------------------------------------------------------------------------------------------
    General Insurance Risks (R1)                                          78,903                 77,067                  78,730
    --------------------------------------------------------------------------------------------------------------------------------
    Assumed Interest Rate Risks (R2)                                       5,438                  5,846                   5,564
    --------------------------------------------------------------------------------------------------------------------------------
    Asset Management Risks (R3)                                          290,671                279,887                 300,881
    --------------------------------------------------------------------------------------------------------------------------------
    Business Administration Risks (R4)                                    12,346                 11,508                  11,335
    --------------------------------------------------------------------------------------------------------------------------------
    Catastrophic Insurance Risks (R5)                                    242,332                212,614                 181,616
------------------------------------------------------------------------------------------------------------------------------------
(C) Solvency Margin Ratio                                                1,132.4%               1,240.2%                1,332.6%
    [(A)/{(B)x1/2}]x100
------------------------------------------------------------------------------------------------------------------------------------

Note: Numbers are calculated based on Article 86 and 87 of the Enforcement Regulation of the Insurance Business Law and relevant ordinance.


Solvency Margin Ratio

     Insurance companies make reserves for indemnity payment as well as for maturity refunds for deposit premiums, etc. To maintain sufficient solvency, the reserves should be enough to meet the realization of risks exceeding their usual estimates such as catastrophe, large devaluation in their assets, etc.

     Solvency Marigin Ratio is a measure calculated by dividing Risks ((B) above) which indicate "risks which will exceed their usual estimates"by total Solvency Margin((A) above), based on the Insurance Business Law and relevant ordinance.

     "Risks which will exceed their usual estimates" mentioned above are as follows;

     (1)  Insurance Risks:

          Risks of occurrence of claims which exceed underwriting reserve.

     (2)  Assumed Interest Rate Risks:

          Risks of not being able to secure the assumed interest rate, which forms the basis of calculation for underwriting reserve.

     (3)  Asset Management Risks:

          Risks of fluctuation in value, credit risks, risks arising form subsidiaries, derivative transaction risks and reinsurance risk & recovery of reinsurance risk

     (4)  Business Administration Risks:

          Risks of occurrence of losses beyond anticipation in business administration

     (5)  Catastrophic Risks:

          Risks of losses caused by natural catastrophes such as earthquake, storm, flood,etc.

     The solvency margin of non-life insurance companies represents their capital, reserves such as reserves for price fluctuation and catastrophe reserve, unrealized gains on investment, unrealized gains on land, etc.

     Solvency Margin Ratio is one of the objective measures utilized by the supervisory authority in overseeing insurance companies. The business of an insurance company will be generally considered sound if the solvency margin ratio is 200% or more.

                                                                         Item 2

        SUMMARY OF BUSINESS RESULTS OF NICHIDO FIRE UNDER JAPANESE GAAP
                  FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2002
        ---------------------------------------------------------------

                                                              November 22, 2002

Company Name: Millea Holdings, Inc. reporting the non-consolidated business results of its wholly owned subsidiary, The Nichido Fire and Marine Insurance Company, Limited (Nichido Fire)

Securities Code Number: 8766
Stock Exchange Listings: Tokyo and Osaka
Head Office: Tokyo, Japan
Representative: Kunio Ishihara, President, Millea Holdings, Inc. / Tomio Higuchi, President, Nichido Fire
Contact: Masayuki Ito, Corporate Planning Dept., Millea Holdings, Inc. Phone 03-6212-3341
          Katsuhiko Ogasawara, Corporate Accounting Dept., Nichido Fire Phone 03-3571-5141
Date of the Board of Directors' meeting to approve the non-consolidated financial statements for the six months: November 22, 2002
Interim dividends system: Established
New unit system: Established (1 unit = 1,000 shares)

1. Non-Consolidated Business Results for the Six Months ended September 30, 2002
                                     (from April 1, 2002 to September 30, 2002)

(1) Non-Consolidated Results of Operations

                                                                        (Yen in millions except per share data and percentages)
-------------------------------------------------------------------------------------------------------------------------------
                                                                       For the six months ended
                                                              ------------------------------------------     For the year ended
                                                               September 30, 2002     September 30, 2001       March 31, 2002
-------------------------------------------------------------------------------------------------------------------------------
Net premiums written                                                 190,770               188,104                371,169
(change from corresponding period of the previous year)                  1.4%                 (2.1)%                 (1.5)%
-------------------------------------------------------------------------------------------------------------------------------
Ordinary profit                                                       16,839                 6,246                  8,663
(change from corresponding period of the previous year)                169.6%                (17.1)%                (44.2)%
-------------------------------------------------------------------------------------------------------------------------------
Net income                                                            10,165                 6,094                  8,192
(change from corresponding period of the previous year)                 66.8%                 24.5%                 (19.3)%
-------------------------------------------------------------------------------------------------------------------------------
Net income per common share - Basic (Yen)                              22.82                 13.68                  18.39
-------------------------------------------------------------------------------------------------------------------------------
                 The amount less than respective unit are rounded down and the rates less than respective unit are rounded off.

Notes: 1. Average number of shares outstanding:
          For the six months ended September 30, 2002          445,443,869
          For the six months ended September 30, 2001          445,443,869
          For the year ended March 31, 2002                    445,433,978
       2. Change in accounting method:                                None

(2) Dividends Payment

                                                                                                                          (Yen)
-------------------------------------------------------------------------------------------------------------------------------
                                                                       For the six months ended
                                                              ------------------------------------------     For the year ended
                                                               September 30, 2002     September 30, 2001       March 31, 2002
-------------------------------------------------------------------------------------------------------------------------------
Dividends paid per share for the six months                            20.88                     -                      -
-------------------------------------------------------------------------------------------------------------------------------
Dividends paid per share for the year                                      -                     -                   7.50
-------------------------------------------------------------------------------------------------------------------------------

(3) Non-Consolidated Financial Conditions

                                                                        (Yen in millions except per share data and percentages)
-------------------------------------------------------------------------------------------------------------------------------
                                                                       For the six months ended
                                                              ------------------------------------------     For the year ended
                                                               September 30, 2002     September 30, 2001       March 31, 2002
-------------------------------------------------------------------------------------------------------------------------------
Total assets                                                       1,825,006             1,896,155              1,915,214
-------------------------------------------------------------------------------------------------------------------------------
Stockholders' equity                                                 417,996               410,626                466,858
-------------------------------------------------------------------------------------------------------------------------------
Ratio of stockholders' equity to total assets                           22.9%                 21.7%                  24.4%
-------------------------------------------------------------------------------------------------------------------------------
Stockholders' equity per share (yen)                                  938.38                921.83               1,048.28
-------------------------------------------------------------------------------------------------------------------------------

Notes: 1. Number of shares outstanding as of:
          September 30, 2002                                   445,443,869
          September 30, 2001                                   445,443,869
          March 31, 2002                                       445,355,807
       2. Number of treasury stocks ourstanding as of:
          September 30, 2002                                          None
          March 31, 2002                                            88,062

2. Non-Consolidated Business Forecast for the year ending March 31, 2003

                                                               (Yen in millions)
--------------------------------------------------------------------------------
  Net Premiums Written               Ordinary Profit                  Net Income
--------------------------------------------------------------------------------
         399,000                          20,000                        11,000
--------------------------------------------------------------------------------

Summary of Business Results for the Six Months ended September 30, 2002

                                                                                               (Yen in millions, except percentages)
------------------------------------------------------------------------------------------------------------------------------------
                                          Period      Six months ended  Six months ended     Increase/                  Year ended
   Item                                                Sept. 30, 2002    Sept. 30, 2001      Decrease         Ratio   March 31, 2002
------------------------------------------------------------------------------------------------------------------------------------
Direct premiums including deposit premiums                  241,700           252,430         (10,730)        (4.3)%       495,735
Direct premiums                                             212,469           213,546          (1,076)        (0.5)        417,576
------------------------------------------------------------------------------------------------------------------------------------
Ordinary income and expenses:
    Underwriting income                                     241,272           249,618          (8,346)        (3.3)        509,173
         Net premiums written                               190,770           188,104           2,666          1.4         371,169
         Investment deposits funded                          29,230            38,884          (9,653)       (24.8)         78,158
    Underwriting expenses                                   196,164           209,212         (13,048)        (6.2)        424,080
         Net claims paid                                     96,808           100,055          (3,247)        (3.2)        202,632
         Loss adjustment expenses                             8,021             7,757             263          3.4          16,134
         Agency commissions and brokerage                    34,385            35,249            (863)        (2.5)         69,215
         Maturity refunds to policyholders                   56,717            64,806          (8,089)       (12.5)        135,858
    Investment income                                        12,861            21,524          (8,662)       (40.2)         57,454
         Interest and dividend income                        12,675            14,638          (1,963)       (13.4)         29,497
         Profit on sales of securities                        6,952            13,511          (6,558)       (48.5)         42,422
    Investment expenses                                       4,906            17,110         (12,204)       (71.3)         58,761
         Losses on sales of securities                          749               757              (8)        (1.1)          4,791
         Losses on valuation of securities                    2,331            13,871         (11,539)       (83.2)         52,400
    Underwriting and general administrative expenses         37,622            38,294            (672)        (1.8)         74,189
         Those related to underwriting                       35,531            36,461            (930)        (2.6)         70,386
    Other ordinary income and expenses                        1,398              (278)          1,677            -            (933)
            Ordinary profit                                  16,839             6,246          10,593        169.6           8,663
               Underwriting profit                            8,070             2,563           5,506        214.8          13,285
------------------------------------------------------------------------------------------------------------------------------------
Extraordinary income and losses:
    Extraordinary income                                          2             2,655          (2,652)       (99.9)          9,313
    Extraordinary losses                                      1,757               287           1,470        511.2           6,406
    Extraordinary income and losses                          (1,754)            2,368          (4,122)      (174.1)          2,907
------------------------------------------------------------------------------------------------------------------------------------
Income before income taxes                                   15,084             8,614           6,470         75.1          11,570
Income taxes - current                                        6,867            10,635          (3,768)       (35.4)         21,335
Income taxes - deferred                                      (1,948)           (8,115)          6,167            -         (17,957)
Net income                                                   10,165             6,094           4,071         66.8           8,192
------------------------------------------------------------------------------------------------------------------------------------
Unappropriated retained earnings at beginning of             11,767             8,081           3,685         45.6           8,081
Dividends paid for the six months                             9,300                 -           9,300            -               -
Unappropriated retained earnings at end of                   12,632            14,175          (1,543)       (10.9)         16,273
------------------------------------------------------------------------------------------------------------------------------------
Ratios:
    Net loss ratio                                             55.0%             57.3%                                        58.9%
    Net expense ratio                                          36.6              38.1                                         37.6
------------------------------------------------------------------------------------------------------------------------------------

Notes: 1.  Underwriting profit = Underwriting income - (Underwriting expenses + Operating expenses and general administrative expenses related to underwriting) + Other income and expenses

           Other income and expenses mainly consists of income tax expense arising from underwriting Compulsory Automobile Insurance

       2. Net loss ratio=(Net claims paid+Loss adjustment expenses)/Net premiums written X 100

       3.  Net expense ratio=(Agency commissions and brokerage +
           Underwriting and general administrative expenses for underwriting)/Net premiums written X 100

(Non-Consolidated basis)

Direct premiums written (not including deposit premiums)

                                                                                                                (Yen in millions, %)
------------------------------------------------------------------------------------------------------------------------------------
                                                        For the six months ended
                                    ----------------------------------------------------------------       For the Year ended
                                          September 30, 2002               September 30, 2001                 March 31,2002
                                    -----------------------------------------------------------------------------------------------
                                      Amount     Ratio     Change      Amount     Ratio     Change      Amount     Ratio     Change
-----------------------------------------------------------------------------------------------------------------------------------
Fire and allied lines                 42,223      19.9      (5.8)      44,841      21.0      (5.6)      87,949      21.1      (6.0)
Hull and cargo                         1,078       0.5      (1.5)       1,094       0.5      (5.8)       2,240       0.5      (6.1)
Personal accident                     15,388       7.2      (1.9)      15,681       7.3      (9.2)      30,877       7.4      (2.5)
Voluntary automobile                 105,142      49.5      (2.4)     107,758      50.5       0.6      212,895      51.0       0.3
Compulsory automobile liability       37,023      17.4      12.1       33,019      15.5       0.9       60,056      14.4       0.9
Other                                 11,613       5.5       4.1       11,151       5.2      (3.0)      23,557       5.6       8.5
-----------------------------------------------------------------------------------------------------------------------------------
               Total                 212,469     100.0      (0.5)     213,546     100.0      (1.7)     417,576     100.0      (0.8)
-----------------------------------------------------------------------------------------------------------------------------------

Net premiums written

                                                                                                                (Yen in millions, %)
------------------------------------------------------------------------------------------------------------------------------------
                                                        For the six months ended
                                    ----------------------------------------------------------------       For the Year ended
                                          September 30, 2002               September 30, 2001                 March 31,2002
                                    -----------------------------------------------------------------------------------------------
                                      Amount     Ratio     Change      Amount     Ratio     Change      Amount     Ratio     Change
-----------------------------------------------------------------------------------------------------------------------------------
Fire and allied lines                 34,041      17.9      (6.0)      36,223      19.3      (7.6)      73,422      19.8      (7.4)
Hull and cargo                           899       0.5      (3.7)         933       0.5      (0.4)       2,026       0.6       1.3
Personal accident                     15,343       8.0      (2.1)      15,677       8.3      (9.8)      30,895       8.3      (2.8)
Voluntary automobile                 103,274      54.1      (2.7)     106,186      56.4       0.6      209,065      56.3       0.1
Compulsory automobile liability       27,032      14.2      42.7       18,938      10.1       1.2       35,958       9.7       1.1
Other                                 10,179       5.3       0.3       10,145       5.4      (3.0)      19,800       5.3       3.1
-----------------------------------------------------------------------------------------------------------------------------------
               Total                 190,770     100.0       1.4      188,104     100.0      (2.1)     371,169     100.0      (1.5)
-----------------------------------------------------------------------------------------------------------------------------------

Net Claims Paid

                                                                                                       (Yen in millions, %)
---------------------------------------------------------------------------------------------------------------------------
                                                      For the six months ended
                                       --------------------------------------------------------        For the Year ended
                                            September 30, 2002            September 30, 2001              March 31,2002
                                       ------------------------------------------------------------------------------------
                                           Amount     Loss Ratio         Amount     Loss Ratio         Amount    Loss Ratio
---------------------------------------------------------------------------------------------------------------------------
Fire and allied lines                      11,758        35.5            13,536        38.4            25,959       36.4
Hull and cargo                                581        65.3               742        79.8             1,296       64.2
Personal accident                           8,252        59.9             7,254        51.3            15,583       56.1
Voluntary automobile                       58,412        61.2            61,496        62.3           125,270       64.5
Compulsory automobile liability            12,019        50.7            11,359        69.4            22,853       73.3
Other                                       5,783        59.1             5,666        57.9            11,669       61.3
---------------------------------------------------------------------------------------------------------------------------
               Total                       96,808        55.0           100,055        57.3           202,632       58.9
---------------------------------------------------------------------------------------------------------------------------

Non-Consolidated Interim Balance Sheets

                                                                                               (Yen in millions except percentages)
-----------------------------------------------------------------------------------------------------------------------------------
                                             As of September 30, 2002  As of September 30, 2001                As of March 31, 2002
                                            ---------------------------------------------------   Increase/   ---------------------
                                                Amount       Ratio         Amount      Ratio      Decrease      Amount       Ratio
-----------------------------------------------------------------------------------------------------------------------------------
                  Assets                                         %                         %                                     %
                  ------
Cash, deposits and savings                      148,648       8.14         152,476      8.04        (3,828)      165,113      8.62
Monetary receivables bought                       6,174       0.34           3,330      0.18         2,844         3,186      0.17
Money trust                                      28,665       1.57          27,056      1.43         1,608        26,612      1.39
Securities                                    1,260,631      69.08       1,304,083     68.77       (43,451)    1,357,151     70.86
Loans                                           159,626       8.75         199,843     10.54       (40,216)      173,894      9.08
Property and equipment                           83,638       4.58          84,542      4.46          (904)       84,684      4.42
Other assets                                    129,751       7.11         121,221      6.39         8,529       111,652      5.83
Deferred tax assets                              18,671       1.02          11,302      0.60         7,368             -         -
Customers' liabilities under
   acceptances and guarantees                         -          -           5,000      0.26        (5,000)        5,000      0.26
Reserve for bad debts                           (10,802)     (0.59)        (12,701)    (0.67)        1,899       (12,080)    (0.63)
-----------------------------------------------------------------------------------------------------------------------------------
               Total assets                   1,825,006     100.00       1,896,155    100.00       (71,148)    1,915,214    100.00
-----------------------------------------------------------------------------------------------------------------------------------
                Liabilities
                -----------
Underwriting funds                            1,280,586      70.17       1,325,183     69.89       (44,597)    1,294,524     67.59
   Outstanding claims                           119,347                    121,905                  (2,558)      119,963
   Underwriting reserves                      1,161,238                  1,203,277                 (42,038)    1,174,560
Long-term debt (straight bonds)                  25,000       1.37          25,000      1.32             -        25,000      1.30
Long-term debt (convertible bonds)                    -          -          12,500      0.66       (12,500)            -
Other liabilities                                68,314       3.74          79,103      4.17       (10,788)       82,765      4.32
Reserve for retirement benefits                  26,817       1.47          26,862      1.42           (44)       26,185      1.37
Reserve for employee's bonuses                    3,800       0.21           4,080      0.21          (279)        3,762      0.20
Reserve under the special law                     2,491       0.14           7,800      0.41        (5,308)        1,659      0.09
   Reserve for price fluctuation                  2,491                      7,800                  (5,308)        1,659
Deferred tax liabilities                              -          -               -         -             -         9,457      0.49
Acceptances and guarantees                            -          -           5,000      0.26        (5,000)        5,000      0.26
-----------------------------------------------------------------------------------------------------------------------------------
             Total liabilities                1,407,010      77.10       1,485,528     78.34       (78,518)    1,448,356     75.62
-----------------------------------------------------------------------------------------------------------------------------------
           Stockholders' equity
           --------------------
Common stock                                                                50,550      2.67                      50,550      2.64
Additional paid-in capital                                                  34,187      1.80                      34,187      1.78
Surplus reserve                                                             16,770      0.89                      16,770      0.88
Retained earnings                                                          127,734      6.74                     129,832      6.78
   Voluntary reserve                                                       113,558                               113,558
   Interim unappropriated retained earnings                                 14,175                                16,273
   (Net income)                                                              6,094                                 8,192
Unrealized gains on
 investments, net of taxes                                                 181,383      9.56                     235,575     12.30
Treasury stock                                                                   -         -                         (57)    (0.00)
-----------------------------------------------------------------------------------------------------------------------------------
        Total stockholders' equity                                         410,626     21.66                     466,858     24.38
-----------------------------------------------------------------------------------------------------------------------------------
           Stockholders' equity
           --------------------
Common stock                                     50,550       2.77
Additional paid-in capital                       34,187       1.87
   Capital reserve                               34,187
Retained earnings                               144,127       7.90
   Surplus reserve                               17,870
   Voluntary reserve                            113,625
   Interim unappropriated retained earnings      12,632
   (Net income)                                  10,165
Unrealized gains on
 investments, net of taxes                      189,130      10.36
-----------------------------------------------------------------------------------------------------------------------------------
        Total stockholders' equity              417,996      22.90
-----------------------------------------------------------------------------------------------------------------------------------
Total liabilities and stockholders' equity    1,825,006     100.00       1,896,155    100.00       (71,148)    1,915,214    100.00
-----------------------------------------------------------------------------------------------------------------------------------

Non-Consolidated Interim Statements of Income

                                                                                                (Yen in millions except percentates)
------------------------------------------------------------------------------------------------------------------------------------
                                                              For the six months ended September 30,
                                                              --------------------------------------              For the year ended
                                                                     2002               2001                        March 31, 2002
                                                              --------------------------------------    Increase/ ------------------
                                                                    Amount             Amount           Decrease         Amount
------------------------------------------------------------------------------------------------------------------------------------
               Ordinary income and expenses
               ----------------------------
    Ordinary income                                                 256,089            271,461           (15,372)         567,217
      Underwriting income                                           241,272            249,618            (8,346)         509,173
          Net premiums written                                      190,770            188,104             2,666          371,169
          Deposit premiums from policyholders                        29,230             38,884            (9,653)          78,158
          Investment income on deposit
           premiums from policyholders                                7,332              8,214              (882)          15,688
          Reversal of reserves for outstanding claims                   616                  -               616              771
          Reversal of underwriting reserves                          13,322             14,415            (1,093)          43,132
      Investment income                                              12,861             21,524            (8,662)          57,454
          Interest and dividends received                            12,675             14,638            (1,963)          29,497
          Profit on sales of securities                               6,952             13,511            (6,558)          42,422
          Transfer of investment income on deposit premiums
            from policyholders                                       (7,332)            (8,214)              882          (15,688)
      Other ordinary income                                           1,955                318             1,636              590
    Ordinary expenses                                               239,249            265,215           (25,965)         558,554
      Underwriting expenses                                         196,164            209,212           (13,048)         424,080
          Net claims paid                                            96,808            100,055            (3,247)         202,632
          Loss adjustment expenses                                    8,021              7,757               263           16,134
          Agency commissions and brokerage                           34,385             35,249              (863)          69,215
          Maturity refunds to policyholders                          56,717             64,806            (8,089)         135,858
          Dividends to policyholders                                      7                 53               (46)              78
          Provision for outstanding claims                                -              1,170            (1,170)               -
      Investment expenses                                             4,906             17,110           (12,204)          58,761
          Loss on sales of securities                                   749                757                (8)           4,791
          Loss on revaluation of securities                           2,331             13,871           (11,539)          52,400
      Underwriting and general administrative expenses               37,622             38,294              (672)          74,189
      Other ordinary expenses                                           557                597               (40)           1,523
                        Ordinary profit                              16,839              6,246            10,593            8,663
----------------------------------------------------------------------------------------------------------------------------------
              Extraordinary gains and losses
              ------------------------------
    Extraordinary gains                                                   2              2,655            (2,652)           9,313
        Reversal of reserves under the special law                        -              1,205            (1,205)           7,345
               Reversal of reserves for
                price fluctuation                                         -              1,205            (1,205)           7,345
    Extraordinary losses                                              1,757                287             1,470            6,406
        Provision for reserve under the special law                     831                  -               831                -
               Provision for reserves for
                price fluctuation                                       831                  -               831                -
----------------------------------------------------------------------------------------------------------------------------------
Income before income taxes                                           15,084              8,614             6,470           11,570
Income taxes - current                                                6,867             10,635            (3,768)          21,335
Income taxes - deferred                                              (1,948)            (8,115)            6,167          (17,957)
----------------------------------------------------------------------------------------------------------------------------------
Net income                                                           10,165              6,094             4,071            8,192
----------------------------------------------------------------------------------------------------------------------------------
Unappropriated retained earnings at beginning of                     11,767              8,081             3,685            8,081
Dividends paid for the six months                                     9,300                  -             9,300                -
Unappropriated retained earnings at end of                           12,632             14,175            (1,543)          16,273
----------------------------------------------------------------------------------------------------------------------------------

Notes to Non-consolidated Interim Balance Sheets

1. Valuation of securities

(i) Investments in subsidiaries and affiliates are stated at cost determined by the moving-average method.

(ii) Securities other than trading securities, held-to-maturity debt securities and investments in subsidiaries and affiliates (hereinafter referred to as "other securities") with market value are stated at quoted price as of the end of the six months.

Unrealized gains on the securities are included in stockholders' equity, net of income taxes, and costs of securities sold are determined based on the moving-average method.

(iii) "Other securities" with no market value are stated at cost or amortized cost (straight-line method) determined by the moving-average method.

(iv) The valuation of the securities held in individually managed money trusts which mainly invest in securities for trading are accounted for by the mark-to-market method.

(v) The valuation of the securities held in individually managed money trusts which invest in securities not for trading nor held-to-maturity are accounted for by the same method for "other securities".

2. Valuation of derivative financial instruments

Derivative financial instruments are accounted for by the mark-to-market method.

3. Depreciation of property and equipment

Depreciation of property and equipment is computed by the declining balance method. However, depreciation of the buildings (excluding auxiliary facilities attached to buildings) which were acquired on or after April 1, 1998 is calculated by the straight-line method.

4. Reserve for bad debts

In order to provide for losses from bad debts, reserve for bad debts is accounted for pursuant to the rules of asset self-assessment and asset write off and allowance as follows:

For claims to a debtor who is in formal bankruptcy or any other bankruptcy related proceedings such as a stay order from a clearing house, and for receivables from an insolvent debtor who is not involved in such formal proceedings, the amount equal to the claims less the amount likely to be collected through collateral or applicable guarantee is reserved.

For claims to a debtor who is likely to be insolvent in the near future, the amount which is likely to be necessary considering the debtor's overall situation, within the amount equal to the claims less the amount likely to be collected through collateral or applicable guarantees, is reserved.

For claims other than those described above, the amount of claims multiplied by the default rate, which is computed based on loss experience in certain previous periods, is reserved.

All claims are assessed by the asset management departments in accordance with the rules of asset self-assessment and then audited by the asset auditing departments, which are independent from those asset management departments. Reserves for bad debts mentioned above is computed based on the results of this assessment.

5. Reserve for retirement benefits

The reserve for retirement benefits is recognized and stated at the amount accrued at the end of the current six months, based on projected benefit obligation and the estimated pension funds at the end of the current fiscal year.

Actuarial differences are accounted for as expenses in the next period using the straight-line method over a certain length of years (10 years) within the average remaining employment period of employees.

6. Reserve for employees' bonuses

In order to prepare for employee bonus payments, Nichido Fire accrues for reserve for employees' bonuses based on the estimated amount of payment.

7. Reserve for price fluctuation

Nichido Fire provides reserves under Article 115 of the Japanese Insurance Business Law in order to provide for possible losses arising from price fluctuation of stock etc.

8. Consumption tax

Consumption tax is accounted for by the tax segregated method, except for loss adjustment expenses and underwriting and general administrative expenses.

The undeductible consumption tax in respect of assets is included in other assets (the suspense payments) and amortized evenly over five years. Nichido Fire recognized a half of the annual amortization expenses in the six months ended September 30, 2002.

9. Lease transactions

Finance lease transactions other than those which are deemed to transfer the ownership of the leased property to lessees are accounted for by a method similar to that applicable to the ordinary operating lease transactions.

10. Income tax expenses

Income taxes-current and Income taxes-deferred for the current six months are calculated assuming deductions, under a expecting appropriation of surplus of the year, from the extraordinary accumulation reserve etc.

11. Bad debts

Total amount of loans to borrowers in bankruptcy, past due loans, accruing loans contractually past due for 3 months or more, and restructured loans is 14,467 million yen. The breakdown is as follows:

(1) The amount of loans to borrowers in bankruptcy is 5,475 million yen. Loans are generally placed on nonaccrual status when substantial doubt exists as to the ultimate collectibility of either principal or interest, if they are past due for certain period, or for other reasons. Loans to borrowers in bankruptcy represent nonaccrual loans after the partial write-off for the position are deemed uncollectible, which are defined in Article 96, Paragraph 1, Subparagraphs 3 and 4 of the Enforcement Ordinance for the Corporation Tax Law.

(2) The amount of past due loans is 8,023 million yen. Past due loans are nonaccrual status loans other than loans to borrowers in bankruptcy and loans for which interest payments are deferred in order to assist the financial recovery of borrowers in financial difficulties.

(3) The amount of loans contractually past due for 3 months or more is none. Loans contractually past due for 3 months or more do not include loans classified as loans to borrowers in bankruptcy or past due loans.

(4) The amount of restructured loans is 968 million yen. Restructured loans are loans on which concessions (e.g. reduction of the stated interest rate, deferral of interest payment, extension of the maturity date, forgiveness of debt) are made to the borrowers in financial difficulties to assist them in their financial recovery, improving their ability to repay to the creditors. Restructured loans do not include loans classified as loans to borrowers in bankruptcy, past due loans or loans past due for 3 months or more.

12. Depreciation

Accumulated depreciation of property and equipment amounts to 53,801 million yen and accumulated advanced depreciation deduction adjustment of properties is 9,411 million yen.

13. Net Assets per Share

Net assets per share amounted to 938.38 yen as at September 30, 2002.

14. Net income per share

Net income per share for the six months amounted to 22.82 yen.

Net income for the six months related to ordinary share was 10,165 million yen and average number of ordinary shares outstanding for the six months was 445,443,869. The Net income per share based on previous calculation method, which had been applied in the six months ended September 30, 2001 and in the year ended March 31, 2002, is 22.82 yen

Diluted per share information is not stated since Nichido Fire issued no dilutive shares.

15. Collateral

Assets pledged as collateral comprised securities totaling 1,940 million yen. Liabilities related to pledged assets was included in other liabilities (loans payable) of 243 million yen.

16. Commitment

Loan commitments totaled 600 million yen, and the balance of the loans in force and the balance of the commitments unused were 69 million yen and 530 million yen at the end of the six months ended September 30, 2002, respectively.

17. Change in presentation

Due to the revisions of the Regulation concerning interim financial statements, the items included in the stockholders' equity for the six months ended September 30, 2002, are shown in accordance with revised regulation concerning interim financial statements.

18. Amounts less than respective units are rounded down.

Notes to Non-consolidated Interim Income Statements

1. (1) A breakdown of Net premiums written is as follows;
           Direct and assumed premiums written                                          238,871
           Ceded premiums written                                                        48,100
           -----------------------------------------------------------------------------------------
           Net                                                                          190,770
   (2) A breakdown of Net claims paid is as follows;
           Claims paid for direct and assumed insurance                                 127,623
           Claims paid for ceded insurance                                               30,815
           -----------------------------------------------------------------------------------------
           Net                                                                           96,808
   (3) A breakdown of Agency commissions and brokerage is as follows;
           Agency commissions and brokerages for direct and assumed insurance            37,296
           Agency commissions and brokerages for ceded insurance                          2,911
           -----------------------------------------------------------------------------------------
           Net                                                                           34,385
   (4) A breakdown of Interest and dividend income is as follows;
           Interest on deposits and savings                                                  22
           Interest on monetary receivables bought                                           30
           Interest and dividend on securities                                           10,056
           Interest on loans                                                              1,622
           Rent fee on investment properties                                                656
           Others                                                                           287
           -----------------------------------------------------------------------------------------
           Total                                                                         12,675

2. Realized gains/losses and valuation gains/losses included in the item "Loss on trading securities" which is included in the "Investment expenses" were 159 million yen of losses and 116 million yen of gains, respectively.

3. Valuation gains/losses included in the items "Gains on investment in money trust" which is included in the "Investment income" and "Losses on investment in money trust" which is included in the "Investment expenses" amounted 1,570 million yen of losses.

4. Valuation gains/losses included in the items "Losses on derivative transaction" which is included in the "Investment expenses" were 4 million yen of gains.

5.  Amounts less than respective units are rounded down.

Securities
----------


1.   Bonds held to maturity with market value

     None

2.   Investments in subsidiaries and affiliates with market value

     None

3.   "Other Securities" with market value

                                                                                                                   (Yen in millions)
------------------------------------------------------------------------------------------------------------------------------------
                            As of September 30, 2002             As of September 30, 2001                As of March 31, 2002
                     ---------------------------------------------------------------------------------------------------------------
                     Acquisition      Fair                  Acquisition    Fair                  Acquisition     Fair
                         cost         value    Difference       cost       value    Difference       cost        value    Difference
------------------------------------------------------------------------------------------------------------------------------------
   Bonds                376,502      387,008      10,506       427,289     436,432       9,142       398,481     406,307      7,825
   Stocks               300,422      559,792     259,370       326,306     579,446     253,139       310,153     639,089    328,936
   Foreign securities   224,491      252,401      27,909       215,487     240,594      25,106       218,401     252,145     33,743
   Other                 19,365       17,925      (1,440)       20,120      17,253      (2,866)       20,324      18,859     (1,465)
------------------------------------------------------------------------------------------------------------------------------------
Total                   920,782    1,217,128     296,345       989,204   1,273,726     284,521       947,362   1,316,402    369,040
------------------------------------------------------------------------------------------------------------------------------------


    Notes:

    --------------------------------------------------------------------------------------------------------------------------------
             As of September 30, 2002                   As of September 30, 2001                     As of March 31, 2002
    --------------------------------------------------------------------------------------------------------------------------------
    1. "Other" include commodity funds which     "Other" include commodity funds which      1. "Other" include commodity funds which
       are presented as monetary receivables     are presented as monetary receivables         are presented as monetary receivables
       bought. The "Acquisition cost", "Fair     bought. The "Acquisition cost", "Fair         bought. The "Acquisition cost",
       value" and "Difference" of the            value" and "Difference" of the commodity      "Fair value" and "Difference" of the
       commodity funds as of September 30,       funds as of September 30, 2001 are            commodity funds as of March 31, 2002
       2002 are 232 million yen, 277million      334million yen, 373million yen and            are 232 million yen, 304million yen
       yen and 45million yen, respectively.      39million yen, respectively.                  and 71million yen, respectively.

    2. Impairment losses amounting to                                                       2. Impairment losses amounting to 52,093
       2,045million yen were recognized for                                                    million yen were recognized for "
       " Other securities" with market value                                                   Other securities" with market value
       for the six months ended September                                                      for the year ended March 31, 2002.
       30, 2002. Impairment loss is                                                            Impairment loss is accounted for
       accounted for principally if market                                                     principally if market value of each
       value of each security was lower than                                                   security was lower than 70% of its
       70% of its book value at the end of                                                     book value at the end of the period.
       the period.
    --------------------------------------------------------------------------------------------------------------------------------

4.   Carrying values of securities with no market value

    --------------------------------------------------------------------------------------------------------------------------------
             As of September 30, 2002                   As of September 30, 2001                     As of March 31, 2002
    --------------------------------------------------------------------------------------------------------------------------------
    (1) Investments in subsidiaries and          (1) Investments in subsidiaries and        (1) Investments in subsidiaries and
        affiliates                                   affiliates                                 affiliates
        Stocks               10,521 million          Stocks               10,545 million        Stocks              10,545 million
        Foreign securities   10,788 million          Foreign securities   10,104 million        Foreign securities  10,788 million
    (2) Other securities                         (2) Other securities                       (2) Other securities
        Bonds                   599 million          Bonds                   599 million        Bonds                  599 million
        Stocks                9,700 million          Stocks                6,729 million        Stocks               9,871 million
        Foreign securities   12,159 million          Foreign securities      948 million        Foreign securities   9,137 million
        Other                    13 million          Other                 1,805 million        Other                  113 million
    (Notes) "Other" include negotiable           (Notes) "Other" include negotiable         (Notes) "Other" include negotiable
            certificate of deposits which are            certificate of deposit which are           certificate of deposit which are
            presented as cash, deposits and              presented as cash, deposits and            presented as cash, deposits and
            savings.                                     savings.                                   savings.
            The acquisition cost of the                  The acquisition cost of the                The acquisition cost of the
            negotiable certificate of                    negotiable certificate of                  negotiable certificate of
            deposits as of September 30,                 deposits as of September 30,               deposits as of March 31,
            2002 is 3 million yen.                       2001 is 2 million yen.                     2002 is 3 million yen.
    --------------------------------------------------------------------------------------------------------------------------------

Money trust
-----------


1.   Money trusts held to maturity

     None

2.   Money trusts other than that held to maturity or for trading purposes

                                                                                                                   (Yen in millions)
------------------------------------------------------------------------------------------------------------------------------------
           Period           As of September 30, 2002             As of September 30, 2001                As of March 31, 2002
                     ---------------------------------------------------------------------------------------------------------------
                     Acquisition      Fair                  Acquisition    Fair                  Acquisition     Fair
Item                     cost         value    Difference       cost       value    Difference       cost        value    Difference
------------------------------------------------------------------------------------------------------------------------------------
   Money trusts           2,449        2,087        (361)        5,000       4,291        (708)        4,830       4,350       (479)
------------------------------------------------------------------------------------------------------------------------------------

    Notes:

    --------------------------------------------------------------------------------------------------------------------------------
             As of September 30, 2002                   As of September 30, 2001                     As of March 31, 2002
    --------------------------------------------------------------------------------------------------------------------------------
    1. Other than above, money trusts            Other than above, money trusts amounted    1. Other than above, money trusts
       amounted to 1 million yen were            to 5 million yen were carried at their        amounted to 1 million yen were
       carried at their original cost at         original cost at September 30, 2001.          carried at their original cost at
       September 30, 2002.                                                                     March 31, 2002.

    2. Impairment losses amounting to 50                                                    2. Impairment losses amounting to 169
       million yen were recognized for "                                                       million yen were recognized for "
       Money trusts other than held to                                                         Money trusts other than held to
       maturity or for trading purposes"                                                       maturity or for trading purposes"
       with market value for the six months                                                    with market value for the year ended
       ended September 30, 2002.                                                               March 31, 2002.
       Impairment  loss is accounted for                                                       Impairment loss is accounted for
       principally if market value of each                                                     principally if market value of each
       security was   lower than 70% of                                                        security was lower than 70% of its
       its book value at the end of the period.                                                 book value at the end of the period.
    --------------------------------------------------------------------------------------------------------------------------------

Contract amount, fair value and unrealized gains and losses of derivative
-------------------------------------------------------------------------
financial instruments
---------------------

(1)  Foreign currency-related instruments

                                                                                                                  (Yen in millions)
-----------------------------------------------------------------------------------------------------------------------------------
                                    As of September 30, 2002          As of September 30, 2001            As of March 31, 2002
                               ----------------------------------------------------------------------------------------------------
                                 Contract    Fair     Unrealized   Contract    Fair     Unrealized    Contract   Fair    Unrealized
                                  amount     value    gain/(loss)   amount     value    gain/(loss)    amount    value   gain/(loss)
-----------------------------------------------------------------------------------------------------------------------------------
Over-the-counter transactions:
  Foreign exchange forwards
    Short
       USD                             -          -          -       19,318     18,522        795            -        -         -
----------------------------------------------------------------------------------------------------------------------------------
Total                                  -          -          -       19,318     18,522        795            -        -         -
----------------------------------------------------------------------------------------------------------------------------------

Notes: The fair value at the end of period is based on the foreign currency futures' market price.

(2)  Interest rate-related instruments

                                                                                                                  (Yen in millions)
-----------------------------------------------------------------------------------------------------------------------------------
                                    As of September 30, 2002          As of September 30, 2001            As of March 31, 2002
                               ----------------------------------------------------------------------------------------------------
                                            Market/                           Market/                           Market/
                                 Contract    Fair     Unrealized   Contract    Fair     Unrealized    Contract   Fair    Unrealized
                                  amount     value    gain/(loss)   amount     value    gain/(loss)    amount    value   gain/(loss)
-----------------------------------------------------------------------------------------------------------------------------------
Over-the-counter transactions:
  Interest rate swap
    Pay.float/Rec.fix              1,000          8          8        1,000         20         20        1,000        9         9
----------------------------------------------------------------------------------------------------------------------------------
Total                              1,000          8          8        1,000         20         20        1,000        9         9
----------------------------------------------------------------------------------------------------------------------------------

Notes: The fair value at the end of period is quoted from counter monetary facilities.

(3)  Equtiy-related instruments

     None

(4)  Bond-related instruments

     None

(5)  Other instruments

                                                                                                                  (Yen in millions)
-----------------------------------------------------------------------------------------------------------------------------------
                                    As of September 30, 2002          As of September 30, 2001            As of March 31, 2002
                               ----------------------------------------------------------------------------------------------------
                                 Contract    Fair     Unrealized   Contract    Fair     Unrealized    Contract   Fair    Unrealized
                                  amount     value    gain/(loss)   amount     value    gain/(loss)    amount    value   gain/(loss)
-----------------------------------------------------------------------------------------------------------------------------------
Over-the-counter transactions:
  Credit derivatives
    Short                          1,500          5          5            -          -          -            -        -         -
----------------------------------------------------------------------------------------------------------------------------------
Total                              1,500          5          5            -          -          -            -        -         -
----------------------------------------------------------------------------------------------------------------------------------

Notes: The fair value at the end of period is quoted from counter monetary facilities.

Lease transactions
------------------

Finance leases other than which are deemed to transfer the ownership of the leased assets to lessees

     (1) Amounts equivalent to acquisition cost, accumulated depreciation and year end balance are as follows:

                                                                                                                  (Yen in millions)
          --------------------------------------------------------------------------------------------------------------------------
                                              For the six months ended                                 For the year ended
                      --------------------------------------------------------------------------------------------------------------
                                September 30, 2002                  September 30, 2001                    March 31, 2002
                      --------------------------------------------------------------------------------------------------------------
                      Acquisition   Accumulated   Balance   Acquisition  Accumulated   Balance   Acquisition  Accumulated    Balance
                         Cost      depreciation   at end        Cost     depreciation   at end       Cost     depreciation   at end
          --------------------------------------------------------------------------------------------------------------------------
          Movables        7,789         5,598      2,190        8,875        5,216       3,659       8,176        5,507       2,668
          --------------------------------------------------------------------------------------------------------------------------

          Acquisition cost includes interest payable thereon because the balance of future lease payment at end represent insignificant proportion of total property and equipment asset at the end of respective period.

     (2)  Balance of future lease payment at end

                                                                                                               (Yen in millions)
                                    As at September 30, 2002         As at September 30, 2001         As at March 31, 2002
                                    ------------------------         ------------------------         --------------------
          Due within one year                     1,355                            1,593                          1,399
          Due over one year                         834                            2,065                          1,268
                                          --------------                  ---------------                 --------------
          Total                                   2,190                            3,659                          2,668
                                          ==============                  ===============                 ==============

          Future lease payments include interest payable thereon because the balance of future lease payment at end represent insignificant proportion of total property and equipment asset at the end of respective period.

     (3)  Lease payments paid and depreciation equivalent

                                                                                                               (Yen in millions)
                                     For the six months ended      For the six months ended          For the year ended
                                        September 30, 2002            September 30, 2001               March 31, 2002
                                        ------------------            ------------------               --------------
          Lease payments paid                    559                          587                           1,646
          Depreciaiton equivalent                559                          587                           1,646

     (4) Depreciation equivalent is computed using the straight line method with no residual value.


Information on bad debts
------------------------
                                                                                                (Yen in millions except percentages)
------------------------------------------------------------------------------------------------------------------------------------
                                                                     September 30, 2002     September 30, 2001      March 31, 2002
------------------------------------------------------------------------------------------------------------------------------------
Loans to borrowers in bankruptcy           (A)                               5,475                   6,585                5,491
------------------------------------------------------------------------------------------------------------------------------------
Past due loans                             (B)                               8,023                   6,225                6,361
------------------------------------------------------------------------------------------------------------------------------------
Accruing loans contractually past                                                -                     474                   33
due for 3 months or more                   (C)
------------------------------------------------------------------------------------------------------------------------------------
Restructured loans                         (D)                                 968                   1,818                2,174
------------------------------------------------------------------------------------------------------------------------------------
Total bad debts                            (E)=(A)+(B)+(C)+(D)              14,467                  15,104               14,061
------------------------------------------------------------------------------------------------------------------------------------
Total Loans                                (F)                             159,626                 199,843              173,894
------------------------------------------------------------------------------------------------------------------------------------
Bad debts to total loan ratio              (G)=(E)/(F)x100                    9.1%                    7.6%                 8.1%
------------------------------------------------------------------------------------------------------------------------------------
Amount of collateral or applicable                                          14,322                  14,442               13,087
guarantees and reserve for bad debts       (H)
------------------------------------------------------------------------------------------------------------------------------------
Coverage ratio                             (I)=(H)/(E)x100                   99.0%                   95.6%                93.1%
------------------------------------------------------------------------------------------------------------------------------------

1    Definition of each loan is as follows.

(1)  Loans to borrowers in bankruptcy

     Loans are generally placed on nonaccrual status when substantial doubt exists as to the ultimate collectibility of either principal or interest, if they are past due for certain period, or for other reasons. Loans to borrowers in bankruptcy represent nonaccrual loans after the partial write-off for the position are deemed uncollectible, which are defined in
     Article 96, Paragraph 1, Subparagraphs 3 and 4 of the Enforcement Ordinance for the Corporation Tax Law.

(2)  Past due loans

     Past due loans are nonaccrual status loans other than loans to borrowers in bankruptcy and loans for which interest payments are deferred in order to assist the financial recovery of borrowers in financial difficulties.

(3)  Accrueing loans contractually past due for 3 months or more

     Loans contractually past due for 3 months or more do not include loans classified as loans to borrowers in bankruptcy or past due loans.

(4)  Restructured loans

     Restructured loans are loans on which concessions (e.g. reduction of the stated interest rate, deferral of interest payment, extension of the maturity date, forgiveness of debt) are made to the borrowers in financial difficulties to assist them in their financial recovery, improving their ability to repay to the creditors. Restructured loans do not include loans classified as loans to borrowers in bankruptcy, past due loans or loans past due for 3 months or more.

2. "Amount of collateral or applicable guarantees and reserve for bad debts" equals to sum of the expected recovery by relevant guarantee and the specific valuation allowances.

Solvency Margin Ratio
---------------------

                                                                                                                (Yen in millions, %)
------------------------------------------------------------------------------------------------------------------------------------
                                                                              Six months ended
                                                                --------------------------------------------      For the year ended
                                                                  September 30, 2002     September 30, 2001         March 31,2002
------------------------------------------------------------------------------------------------------------------------------------
(A) Solvency Margin                                                      823,838                824,829                 888,323
------------------------------------------------------------------------------------------------------------------------------------
    Total Equities (excluding the amount to be paid-out,
    deferred assets and unrealized gains on securities)                  228,865                229,219                 227,942
    --------------------------------------------------------------------------------------------------------------------------------
    Reserve for Price Fluctuation                                          2,491                  7,800                   1,659
    --------------------------------------------------------------------------------------------------------------------------------
    Reserves for Catastrophic Risk                                       240,965                239,170                 236,593
    --------------------------------------------------------------------------------------------------------------------------------
    General Allowance for Bad Debts                                        1,258                  5,962                   4,665
    --------------------------------------------------------------------------------------------------------------------------------
    Unrealized Gains on Investments beforeTax                            266,381                255,429                 331,744
    --------------------------------------------------------------------------------------------------------------------------------
    Unrealized Gains on Land                                              12,547                 15,128                  14,908
    --------------------------------------------------------------------------------------------------------------------------------
    Subordinated Debt                                                          -                      -                       -
    --------------------------------------------------------------------------------------------------------------------------------
    Deduction                                                                  -                      -                       -
    --------------------------------------------------------------------------------------------------------------------------------
    Others                                                                71,328                 72,118                  70,809
------------------------------------------------------------------------------------------------------------------------------------
(B) Risks                                                                159,804                152,209                 158,028

    Square Root of {R1xR1+(R2+R3)x(R2+R3)} and R4+R5
    --------------------------------------------------------------------------------------------------------------------------------
    General Insurance Risks (R1)                                          21,421                 21,687                  21,424
    --------------------------------------------------------------------------------------------------------------------------------
    Assumed Interest Rate Risks (R2)                                       1,134                  1,314                   1,214
    --------------------------------------------------------------------------------------------------------------------------------
    Asset Management Risks (R3)                                           75,662                 77,362                  83,387
    --------------------------------------------------------------------------------------------------------------------------------
    Business Administration Risks (R4)                                     3,495                  3,352                   3,466
    --------------------------------------------------------------------------------------------------------------------------------
    Catastrophic Insurance Risks (R5)                                     76,579                 67,246                  67,289
------------------------------------------------------------------------------------------------------------------------------------
(C) Solvency Margin Ratio                                               1,031.1%               1,083.8%                1,124.3%
      [(A)/{(B)x1/2}]x100
------------------------------------------------------------------------------------------------------------------------------------

Note: Numbers are calculated based on Article 86 and 87 of the Enforcement Regulation of the Insurance Business Law and relevant ordinance.


Solvency Margin Ratio

     Insurance companies make reserves for indemnity payment as well as for maturity refunds for deposit premiums, etc. To maintain sufficient solvency, the reserves should be enough to meet the realization of risks exceeding their usual estimates such as catastrophe, large devaluation in their assets, etc.

     Solvency Marigin Ratio is a measure calculated by dividing Risks ((B) above) which indicate "risks which will exceed their usual estimates"by total Solvency Margin((A) above), based on the Insurance Business Law and relevant ordinance.

     "Risks which will exceed their usual estimates" mentioned above are as follows;

     (1)  Insurance Risks:

          Risks of occurrence of claims which exceed underwriting reserve.

     (2)  Assumed Interest Rate Risks:

          Risks of not being able to secure the assumed interest rate, which forms the basis of calculation for underwriting reserve.

     (3)  Asset Management Risks:

          Risks of fluctuation in value, credit risks, risks arising form subsidiaries, derivative transaction risks and reinsurance risk & recovery of reinsurance risk

     (4)  Business Administration Risks:

          Risks of occurrence of losses beyond anticipation in business administration

     (5)  Catastrophic Risks:

          Risks of losses caused by natural catastrophes such as earthquake, storm, flood,etc.

     The solvency margin of non-life insurance companies represents their capital, reserves such as reserves for price fluctuation and catastrophe reserve, unrealized gains on investment, unrealized gains on land, etc.

     Solvency Margin Ratio is one of the objective measures utilized by the supervisory authority in overseeing insurance companies. The business of an insurance company will be generally considered sound if the solvency margin ratio is 200% or more.